EXHIBIT C-8

PROTECTING CANADA’S FUTURE
E C O N O M I C   A N D   F I S C A L   S T A T E M E N T,   N O V E M B E R   2 7,   2 0 0 8

Department of Finance Canada	Ministère des Finances Canada

© Her Majesty the Queen in Right of Canada (2008)
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Cat. No.: F1-36/2008-2E
ISBN 978-1-100-11293-0

OVERVIEW

Overview
Maintaining Strong and Responsible Economic Leadership
Growing evidence suggests that the U.S. and several other major economies are now in recession. Canada has weathered this downturn better than virtually any other industrialized country. Domestic demand in Canada has continued to grow at a reduced but solid pace and employment has continued to expand. However, Canada is not isolated from global developments, and the consensus among private sector economists is that Canada will experience a technical recession in the coming months.
Moreover, the uncertainty and risks surrounding the economic outlook are greater than usual. Given the weakness in the U.S. economy and heightened global financial market turmoil, the balance of risks to the Canadian economic outlook is clearly to the downside.
Canada is facing this period of uncertainty from a position of relative strength, reflecting the soundness of Canadian financial institutions and the strong financial positions of households, corporations and governments.
Indeed, Canada’s strong fiscal situation has allowed the Government to provide significant, broad-based, permanent tax relief and make unprecedented investments in infrastructure.
•	In 2009–10, Canadians and Canadian businesses will pay $31 billion less in taxes—or almost 2 per cent of gross domestic product—as a result of tax reductions implemented by the Government since 2006.

•	Federal funding for provincial, territorial and municipal infrastructure in 2009 will be double its level in 2007.
Unlike temporary tax measures taken elsewhere, tax reductions for Canadians are permanent and sustainable.
These measures will be a major stabilizing factor for the Canadian economy through the global slowdown, and will help strengthen our economy for the long term.
Recent global financial and economic developments emphasize the importance of maintaining and bolstering Canada’s solid fundamentals. To that end, this Economic and Fiscal Statement takes actions to protect our hard-won fiscal advantage and reinforce the stability of our financial system.

Economic and Fiscal Statement
Protecting Our Hard-Won Fiscal Advantage
Strong fiscal management is the foundation of the Government’s economic strategy and the means to a higher standard of living for Canadians today and in the future.
The Government has reduced the federal debt by $37 billion over the past three years, and debt instruments issued by the Government of Canada are now regarded as the safest investment in the world. This provides daily benefits to Canadians and businesses because the Government sets the benchmark for all other interest rates in our country. Reducing debt also means we can make needed investments and provide public services without passing the costs on to our children and grandchildren.
The Government will continue to manage spending responsibly. To that end, this Statement:
•	Takes important, measured action to ensure the effectiveness and reduce the cost of government operations.

•	Introduces legislation that will ensure sustainable federal public sector wage rates for four years and modernizes the pay equity regime.

•	Puts Equalization on a sustainable growth path, while the Canada Health Transfer and the Canada Social Transfer will remain unchanged and continue to grow as before.
With these actions, the Government continues to plan on balanced budgets over this and the next five years. However, given the volatility of the economic situation and the rapid decline in commodity prices, a deficit cannot be ruled out.
Reinforcing Financial System Stability
The recent turmoil on global financial markets has highlighted the crucial importance of Canada’s sound financial regulatory system.
The Government has already taken major actions to strengthen and preserve the competitiveness of Canada’s world-leading financial sector.
This Statement takes further measures to:
•	Support the financial system in extraordinary circumstances.

•	Provide temporary relief to seniors with Registered Retirement Income Funds and to federally regulated private pension plans, which have been affected by the recent deterioration in market conditions.

Overview
•	Enhance credit availability for Canadian businesses that are affected by the global credit crisis through the Government’s Crown agencies.
These actions will enable the Government to meet its Group of Twenty (G20) responsibilities and commitments to ensure financial system stability.
Forward Agenda
While responding to current economic challenges, the Government is mindful of the need to boost long-term growth. Canada has benefited from a clear economic plan, Advantage Canada: Building a Strong Economy for Canadians, and a resolute commitment to its implementation. Much progress has been made since 2006, and this is reflected in the country’s resilience in the face of economic and financial market turbulence.
The Government will consult with provinces and territories and Canadians to develop responses to short-term economic issues, while continuing to implement its long-term economic plan. The immediate priorities of the Government are to accelerate infrastructure projects, improve opportunities for workers and sectors affected by current economic conditions, strengthen our world-leading financial system in line with our G20 commitments, and improve the competitiveness of the Canadian economy.
In the coming months, the Government will closely monitor the economic situation. It will continue to take necessary actions to support the economy, balancing the economic benefit of such actions with the impact on the fiscal situation. To the extent that actions to protect the economy or a further deterioration in global economic conditions lead to a deficit, the Government will ensure that the deficit is temporary.

C h a p t e r
recent economic development AND PROSPECTS

Economic and Fiscal Statement Chapter 1
Highlights
✓	Economic conditions have deteriorated and commodity prices have fallen sharply since the February 2008 budget. This has occurred because of heightened financial market dislocations and a sharp weakening in global demand, led by a significant slowdown in the United States.

✓	Private sector forecasters expect real gross domestic product (GDP) growth of 0.6 per cent in 2008 and 0.3 per cent in 2009, well below forecasts at the time of the February 2008 budget. Private sector forecasters are now expecting a technical recession, with negative growth in the fourth quarter of 2008 and the first quarter of 2009.

✓	The sharp decline in commodity prices this year is expected to reduce the level of nominal GDP in 2009 and 2010 relative to Budget 2008. However, over the medium term, commodity prices are expected to recover, bringing nominal GDP back to Budget 2008 levels. Nominal GDP is the broadest indicator of the tax base in Canada.

✓	There is greater-than-usual uncertainty surrounding the economic outlook. Given the weakness in the U.S. economy and heightened global financial market turmoil, the balance of risks to the Canadian economic outlook is tilted to the downside.

✓	Canada is facing this period of global uncertainty from a position of relative strength, reflecting the soundness of Canadian financial institutions and solid financial positions of households, corporations and governments.

✓	Canada’s strong fiscal situation has allowed the Government to provide significant fiscal stimulus, including broad-based, permanent tax relief and significant investments in infrastructure for the benefit of all Canadians.

Note:	This chapter incorporates data available up to November 21, 2008, unless otherwise indicated. Figures in this chapter are at annual rates unless otherwise noted.

Recent Economic Developments and Prospects
✓	In 2009–10, Canadians and Canadian businesses will pay $31 billion less in taxes, or almost 2.0 per cent of GDP, as a result of tax reductions implemented by the Government since 2006.

✓	Federal funding for provincial-territorial and municipal infrastructure projects in 2009–10 will be double its level in 2007–08.

✓	The federal government will work with provinces and territories to expedite infrastructure projects and accelerate the uptake of federal infrastructure funding.

✓	Taken together, these permanent tax reductions and infrastructure investments represent a substantial fiscal stimulus.

✓	Given the downside risks outlined above and consistent with our Group of Twenty (G20) commitments, the Government will be consulting with Canadians, provinces and territories on further actions to strengthen the economy.

Economic and Fiscal Statement Chapter 1
Introduction
In the October 2007 Economic Statement, the Government of Canada put in place almost $60 billion in tax reductions over six years to alleviate the downside risks posed by a weakening U.S. economy and turmoil in financial markets. Over the past year, many of these risks have materialized. Nevertheless, Canada has fared much better than most other industrialized economies. This relatively strong performance reflects the soundness of Canadian financial institutions, the solid financial positions of households, corporations and governments, and the impact of the broad-based, permanent tax reductions put in place since 2006.
This chapter reviews recent economic developments, describes the average private sector economic forecast that forms the basis for the fiscal projections, and discusses the risks and uncertainties associated with this economic outlook. The private sector forecast presented in this chapter was last updated on November 14. However, with the global economic situation remaining fluid, the economic outlook is subject to greater-than-usual uncertainty.
Global Economic Developments and Outlook
The Canadian economy currently faces three major challenges, all of which stem from the external environment. First, ongoing global financial market dislocations have resulted in a significant loss of wealth and much tighter credit conditions. Second, the economic slowdown in the U.S. and other key economies is dampening demand for Canadian exports. And third, prices for many commodities have dropped sharply, which will detract from Canadian profit and income growth.
Global Financial Market Developments
The global financial turmoil, which began in the summer of 2007 following the collapse of the U.S. sub-prime mortgage market, intensified in September and October 2008. The trigger for this renewed turmoil was the failure and near-failure of major financial institutions in the U.S. and Europe, combined with sharply weaker global economic conditions. As a result, liquidity in financial markets dropped sharply, raising banks’ financing costs and ultimately increasing the cost and reducing the availability of borrowing for firms and households (Chart 1.1). Together with rising risk aversion, these factors caused stock markets around the world to tumble, with equity prices of financial corporations falling the most (Chart 1.2).

Recent Economic Developments and Prospects
Chart 1.1 Credit Spreads
basis points 400 - 360 — 320
Canada (CDOR-OIS) oan U.S. (LIBOR-OIS) 24 ~ ‘ .. Euro area (LIBOR-OIS) ~ / \ 200 — I i J 120 —j^r—
0 -40—,— —p- —p- —p- —p- —p- Jan May Sep Jan May Sep 2007 2007 2007 2008 2008 2008
Notes: These spreads are a measure of banks’ funding costs relative to a risk-free rate and are a gauge of financial market stress and banks’ financing pressures. The rate on the overnight indexed swap (OIS) is used as a proxy for expected overnight rates. LIBOR is the London Interbank Offered Rate. ODOR is the Canadian Dealer Offered Rate. Daily data up to and including November 20, 2008. Source: Bloomberg.
Chart 1.2 World Equity Markets per cent change from January 1, 2007 to November 20, 2008 Canada (S&P^TSX) United States (S&P 500) United Kingdom (FTSE 100)
Note: For the United Kingdom, financials include only banks. Source: Bloomberg.

Economic and Fiscal Statement . Chapter 1
In Canada, a less-leveraged and better-capitalized banking sector has meant that the increase in borrowing costs and the decline in equity prices of financial institutions have been less pronounced than in other countries. As well, credit growth for Canadian households and businesses has slowed but remains solid, suggesting both stronger demand for and supply of credit in Canada than in other countries.
In reaction to the financial turmoil, governments around the World have announced unprecedented initiatives to stabilize financial markets and restore credit channels. Government actions have taken various forms adapted to the particular circumstances of each country, including the injection of liquidity into many markets, the purchase of assets, increased insurance for bank deposits, guarantees on banks’ borrowings, and injections of capital into the banking sector. In line with the Group of Seven (G7) Plan of Action and the Group of Twenty (G20) Summit Declaration, these measures have reduced instability in global financial markets and significantly lowered the risk of a disorderly adjustment.
In Canada, the Government has arranged to purchase up to C$75 billion in insured mortgage pools from Canadian financial institutions through Canada Mortgage and Housing Corporation and has provided a guarantee for banks’ borrowings through the Canadian Lenders Assurance Facility. These measures will benefit the Canadian economy by supporting long-term credit availability to Canadians and ensuring that Canadian financial institutions are not put at a competitive disadvantage internationally. Importantly, these actions have been taken on commercial terms and have not put Canadian taxpayers’ money at risk.

Recent Economic Developments and Prospects
Recent Global Economic Developments and Outlook
The second major development affecting the Canadian economy is weakening global demand, led by a significant slowdown in the United States. A number of broad economic indicators suggest that the U.S. economy is in recession. Payroll employment has fallen by almost 1.2 million since the beginning of the year, while the unemployment rate has jumped by more than 2 percentage points since mid-2007. U.S. domestic demand remains hamstrung by the effects of the housing market contraction and financial sector turmoil, while consumer confidence has dropped to record lows.
The economic slowdown in the U.S. started with the bursting of the U.S. housing bubble in 2006. Through mid-2007, the main drag on U.S. growth was falling residential investment as rising inventories of unsold homes and falling prices pushed down housing starts (Chart 1.3). Existing home prices are currently down 15 per cent from their level one year ago, an unprecedented rate of decline. Housing starts have plunged 65 per cent from their peak, while the supply of new and existing homes for sale stands at about 10 months, near a record high.
Chart 1.3 U.S. Housing Starts Growth in U.S. Existing and Inventories Home Prices thousands, seasonally months’ supply, djusted at annual rates not seasonally adjusted per cent, year over year 2,500— —12 20 — ff\ -1C /—V / flrt. 60 ................. V ..
900 .... V” I Housing starts (left scale) N 2 \ Supply of new/existing homes “(right scale)
500—I .. 1 .... 1 .... 1 .... 1 .... 1 .......... 0 -20 -, ........... . 1 .. 1 .. 1 .. 1 .. 1 .. 1 ... r— .. 2003 2004 2005 2006 2007 2008 1994 1996 1998 2000 2002 2004 2006 2008 Q1 Q1 Q1 Q1 Q1 Q1 Q1 Q1 Sources: U.S. Census Bureau; U.S. National Note: S&P/Case Shiller Home Price Index. Association of Realtors. Sources: Standard & Poor’s; Fiserv; MacroMarkets LLC.

Economic and Fiscal Statement Chapter 1
Through most of 2007, the drag from residential investment was offset by robust growth in U.S. consumption and exports (Chart 1.4). However, the pace of consumer spending slowed sharply at the end of 2007. This slowing in U.S. consumer spending was temporarily masked by the positive boost provided by the fiscal stimulus plan introduced in early 2008. This plan, the Economic Stimulus Act, provided temporary tax relief equivalent to about 1 per cent of the U.S. economy, largely through income tax rebates to households. The economic boost from the U.S. stimulus package was particularly evident in the second quarter of 2008. Since June, however, the temporary effect of the tax rebate has receded and consumer spending has contracted sharply. Combined with another double-digit decline in residential construction and weaker business investment spending, this led to a 0.3 per cent contraction of overall GDP in the third quarter of 2008.
In response to rising financial market distress and the weakening economy, the Federal Reserve has lowered the target for the fed funds rate by 425 basis points since September 2007. The Federal Reserve and central banks around the world, including the Bank of Canada, have also continued to take extraordinary measures to inject liquidity to support the functioning of financial markets.
Chart 1.4 Contributions U.S. Real Net Exports to U.S. Real GDP Growth percentage points, period to period percentage points, period index, January at annual rates to period at annual rates 1997 = 100 4— 4— —115 CH Consumer spending Q Contribution to real GDP growth (left scale) 3 • Residential investment — — U.S. trade-weighted exchange rate (right scale) -3- ~T I Vx“V -4 —-2 — — 95 2006 2006 2007 2007 2008 2008 2006 2007 2008
Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q1 Q1 Source: U.S. Bureau of Economic Analysis. Sources: U.S. Bureau of Economic Analysis;
U.S. Federal Reserve Board.

Recent Economic Developments and Prospects
Looking ahead, private sector forecasters expect U.S. real GDP to grow by 1.4 per cent in 2008 and to decline by 0.4 per cent in 2009, before strengthening to 2.1 per cent in 2010. Relative to forecasts prepared at the time of Budget 2008, U.S. economic growth has been revised down by 2.8 percentage points in 2009 and 0.9 percentage points in 2010.
The current recession in the U.S. is expected to be similar to the 1990 recession and considerably more severe than the 2001 recession that followed the bursting of the high tech bubble (Chart 1.5).
Given the rapidly evolving global financial and economic situation, the International Monetary Fund (IMF), in its November 2008 World Economic Outlook Update, has also revised down its forecast for the United States (Chart 1.6). The IMF is now forecasting the U.S. economy to contract by 0.7 per cent in 2009.
Chart 1.5 U.S. Real GDP Growth Outlook in Historical Perspective per cent, year over year 10- CH Recessionary Forecast A periods 6 — —44- n it/ — J-4—
1970 1975 1980 1985 1990 1995 2000 2005 2010
Q1 Q1 Q1 Q1 Q1 Q1 Q1 Q1 Q1
Sources: U.S. Bureau of Economic Analysis; Department of Finance private sector survey.

Economic and Fiscal Statement [ Chapter 1
The IMF now expects world real GDP growth to slow sharply from 5.0 per cent in 2007 to 3.7 per cent in 2008 and 2.2 per cent in 2009.1 The projected growth for 2009 would be the weakest since 1993. In advanced economies, output is projected to contract in 2009, the first year-over-year fall in output in the postwar period. The IMF now projects a contraction of output in all G7 economies except Canada in 2009.
The sharp slowdown in global economic activity and the associated drop in energy and other commodity prices have reduced global inflationary pressures. The IMF projects overall consumer price inflation in advanced economies to ease to below 1.5 per cent by the end of 2009 from an average of 3.6 per cent in 2008.
Chart 1.6 World Real GDP Growth Outlook
per cent 12 — I .. 1
CH 2007 (actual) CH 2008 outlook • 2009 outlook -2 — United States Japan Euro area China World
Note: World GDP data is calculated on a purchasing power parity basis.
Sources: IMF, World Economic Outlook Update (November 2008); U.S. Bureau of Economic Analysis;
Japan Economic and Social Research Institute; Eurostat; National Bureau of Statistics of China.

[1]	The IMF reports world real GDP growth on both a purchasing power parity and a market exchange rate basis. On a market exchange rate basis, the IMF expects world real GDP growth to ease from 3.7 per cent in 2007 to 2.6 per cent in 2008 and 1.1 per cent in 2009.

Recent Economic Developments and Prospects
The Euro area has entered a technical recession. Economic activity contracted modestly in the second and third quarters of 2008, led by declines in Germany and Italy. Looking ahead, tighter credit conditions, falling confidence and slower export growth are expected to continue to weigh on growth in the Euro area. After rising by 2.6 per cent in 2007, the IMF projects Euro area economic activity to grow by 1.2 per cent in 2008, but then to contract by 0.5 per cent in 2009.
Japan has also entered a technical recession. For the second consecutive quarter, real GDP contracted in the third quarter, reflecting declines in fixed investment and net exports as well as weak household spending. Recent indicators point to growing weakness ahead, reflecting weaker external and domestic demand. Economic growth in Japan is expected to slow from 2.1 per cent in 2007 to 0.5 per cent in 2008 and then turn negative in 2009 at - 0.2 per cent.
In China, real GDP growth slowed to 9 per cent year over year in the third quarter of 2008, its slowest pace since 2003. Growth in other emerging economies has also eased, although most are still experiencing solid growth. The moderation of economic activity in China and other emerging economies largely reflects slower export growth. The IMF projects growth in emerging and developing economies to slow from 8 per cent in 2007 to 6.6 per cent in 2008 and 5.1 per cent in 2009, which includes growth in China of 11.9 per cent in 2007, 9.7 per cent in 2008 and 8.5 per cent in 2009. This forecast does not incorporate the impacts of China’s recently announced two-year fiscal stimulus package.

Economic and Fiscal Statement I Chapter 1
Commodity Prices
The third global development affecting the Canadian economy is the recent fall in commodity prices. In the first half of 2008, commodity prices increased sharply, reaching record highs (Chart 1.7).
However, since July, commodity prices have fallen sharply, reflecting much weaker growth in demand in advanced economies. The decline has been broad-based, affecting virtually all commodities produced in Canada, particularly energy. The price of crude oil (West Texas Intermediate) has dropped by more than 60 per cent from its record closing high of US$145.66 per barrel reached on July 11. Crude oil closed as low as US$49 per barrel on November 20, its lowest level since mid-2005. The slump in oil prices has continued despite the late-October announcement by the Organization of the Petroleum Exporting Countries (OPEC) to cut production. Natural gas prices have also declined significantly, despite production disruptions in the Gulf of Mexico following hurricanes Gustav and Ike. Although the Budget 2008 assumptions for energy prices were prudent, energy prices are now about 40 per cent below levels assumed at that time.
Chart 1.7 Commodity Prices Change in Commodity Prices (in U.S. Dollars) (in U.S. Dollars)-July to
November 2008 index, 1997 = 100 index, 1997 = 100 Total (left scale) A Total 200— — Non-energy (left scale)/! 550 Energy | \ | —— —— —— -— -— -— — — Energy (right scale) // JI Crude oil I — 175 - • -450 I | —— —— -— — J Natural gas I — 150 — —jy- — —t- .. 1-350 Non-energy I — 125 ............ / tJV J^r^ \ 250 I irJ / A A J Agriculture I ~ A/ / ^^ .,,-,, Base metals i— —— —— — 150 l_ Precious 7^\^r metals I — 75—| ......... 11 ........... 1 ............... 50 Jan JanJan Jan -60 -40 -20 0 2002 2004 2006 2008
Note: Monthly data for November 2008 includes Source: Department of Finance Commodity data up to and including November 20, 2008. Price Index. Source: Department of Finance Commodity Price Index.

Recent Economic Developments and Prospects
Non-energy commodity prices have weakened by more than 20 per cent since July, reflecting broad-based declines for most commodities. The decline in non-energy commodity prices is significant given that these commodities account for about half of Canadian commodity production.
In the past six years, rising commodity prices have raised living standards in Canada. The run-up in commodity prices since early 2002, in tandem with the appreciation of the Canadian dollar, has translated into a sharp increase in Canada’s export prices relative to import prices—the terms of trade. This gain, along with rising output, has boosted real gross domestic income by over 17 per cent since 2001 (Chart 1.8).
The recent sharp decline in commodity prices over the past several months means that Canada’s terms of trade are now falling, which will reduce the value of goods produced and exported by Canada in the short term. However, the increase in real gross domestic income since 2001 remains substantial, particularly in relation to gains in the United States.
Chart 1.8
Cumulative Growth in Real Gross Domestic Income
per Capita Since 2001
per cent 20 — Forecast 15— I I —j .. j— 10— I .. i 5 - 2002 2003 2004 2005 2006 2007 2008 2009 2010
Real gross domestic income is nominal GDP deflated by the final domestic demand implicit price index. Sources: Statistics Canada; Department of Finance calculations based on the survey of private sector forecasters.

The collapse in commodity prices will also translate into a deterioration in the country’s current account balance—the sum of Canada’s balance of international trade and net income and transfers from abroad—which has been in surplus since mid-1999. A deterioration of Canada’s current account balance will also lead to a modest rise in our net foreign indebtedness as a share of GDP over the near term. Nevertheless, Canada’s foreign indebtedness has declined substantially over the past 15 years and is still expected to remain near record lows even in the event of a temporary current account deficit (Chart 1.9).

Canadian Economic Developments
The U.S. economic slowdown, ongoing global financial market turbulence and lower commodity prices have dampened output and income growth in Canada. In addition, the risks to the outlook are tilted to the downside. However, the Canadian economy has a number of core strengths that will help the country manage during the global economic slowdown.
Slower Growth
Over the past four quarters, output growth in Canada has averaged just 0.7 per cent, primarily because exports have declined in response to the U.S. slowdown and a high Canadian dollar. In contrast, final domestic demand has continued to grow, supported by the solid financial positions of both households and businesses (Chart 1.10).

More recently, the turmoil in global financial markets has begun to weigh on domestic demand in Canada. In particular, growth in personal consumption has slowed and consumer confidence has fallen to its lowest level in nearly 13 years (Chart 1.11). Nevertheless, the decline in consumer confidence in Canada has been much less pronounced than in the U.S.
Canadian housing investment fell in the first half of 2008, following a period of rapid growth from 2002 to 2007. Despite the recent downturn, housing activity has been solid, with housing starts so far in 2008 well above the average over the previous 30 years of 179,000 units. This high level of activity has been supported by strong real income gains over the past six years, strong household financial positions and historically low interest rates (see the box entitled “Canadian Housing Market Developments”).

Following five consecutive years of strong growth, business investment growth slowed in the first two quarters of 2008 due to tighter credit conditions and a weaker economic outlook (Chart 1.12). The slowdown was particularly evident in machinery and equipment (M&E) investment, which was supported in 2007 by lower prices of imported M&E due to the past appreciation of the Canadian dollar. The temporary accelerated capital cost allowance treatment for M&E used in the manufacturing and processing sector, introduced in Budget 2007 and extended in Budget 2008, will continue to provide an incentive for businesses to increase capital investment. This will assist the manufacturing and processing sector in restructuring to meet current economic challenges and to increase its long-term prospects, by encouraging the retooling needed to boost productivity and move to higher value-added production.

The appreciation of the Canadian dollar up to last fall and the U.S. slowdown have affected export-intensive sectors, particularly the manufacturing and forestry-related sectors (Chart 1.13). Approximately 75 per cent of Canadian manufacturing production is located in central Canada, and more than 80 per cent of central Canada’s manufacturing exports are shipped to the United States. Since the beginning of 2006, real output in the manufacturing sector has declined by close to 7 per cent, due largely to a decline of nearly 24 per cent in the motor vehicle and parts manufacturing industry. The auto industry has been particularly affected by a sharp decline in U.S. demand for automobiles—as about 90 per cent of vehicles produced in Canada are exported to the U.S.—and the ongoing restructuring of the North American auto industry. The forestry-related sectors have also been adversely affected by global restructuring and very weak U.S. housing demand. Real output in the pulp and paper industry has declined by 16 per cent since the beginning of 2006 while the forestry sector and wood product manufacturing industry have registered a decline of about 30 per cent.
Recognizing the challenges faced by these sectors, the Government has acted to support these industries and their workers. In January 2008, it announced the establishment of the Community Development Trust, which will provide up to $1 billion for provincial and territorial initiatives over its three-year lifespan to assist workers and communities that are experiencing hardship due to international economic volatility, through activities such as job training, community transition plans and infrastructure investments. In Budget 2008, the Government introduced the Automotive Innovation Fund, which is providing $250 million over five years to support strategic, large-scale research and development projects in the automotive sector to develop innovative, greener and more fuel-efficient vehicles.

The Government is taking further action in this Economic and Fiscal Statement by ensuring that Export Development Canada and the Business Development Bank of Canada are increasing credit to export-oriented manufacturing enterprises, including automotive producers, and to small and medium-sized enterprises to mitigate the effect of the global credit crisis on their operations (see Chapter 2). Furthermore, the recent depreciation of the Canadian dollar and the sharp decline in commodity prices will help manufacturing enterprises going forward.

Canadian Housing Market Developments
Canadian housing market activity has recently begun to slow, following a prolonged period of rapid growth. From 2002 to 2007, housing starts in Canada were well in excess of the 30-year historical average of 179,000 units (Chart 1.14). This boom was the result of an unwinding of pent-up demand triggered by strong income growth and low interest rates. Housing prices in Canada only began to increase in 1999 following a 10-year period of weakness. As a result, the average annual increase in home prices has been fairly modest (3.4 per cent) over the last 20 years.

Unlike in the U.S., the rebound in the Canadian housing market was not fuelled by the sub-prime market and significant off-balance-sheet funding. At its peak in 2006, the sub-prime market accounted for 22 per cent of all new mortgage originations in the U.S. compared to less than 5 per cent in Canada.
Indeed, none of the conditions that led to the U.S. housing and financial market collapse are present in Canada. In addition:
•	Household net wealth in the second quarter was 6.3 times higher than disposable income in Canada—near a record high and significantly above the U.S. factor of 5.2. Recent stock market declines will reduce net worth as a share of income, but it will remain high both historically and relative to the United States.

Canadian Housing Market Developments (cont’d)
•	Mortgage interest payments as a share of disposable income remain close to historical lows in Canada, while they have risen to record highs in the United States.
•	Canadian households have very high equity positions in their homes. Mortgage debt has declined to about 30 per cent of the value of housing in Canada, While in the U.S. it has risen to a record 55 per cent of the total value of housing.
These divergent trends have resulted in the share of mortgages in arrears remaining near historic lows in Canada but rising to record highs in the United States (Chart 1.15). Reflecting these fundamental differences, the U.S. housing market is in the midst of a severe housing correction. In contrast, the Canadian housing market has entered a cyclical slowing in prices and activity. In this context, we should continue to see moderate increases in inventories of unsold houses and downward adjustments in prices. However, the sharp increase in foreclosure rates witnessed in the U.S. should not occur in Canada. Regionally, the housing boom was led by the western provinces, reflecting particularly strong gains in net migration, employment and income growth in these provinces. Consequently, the current slowdown has been most marked in these provinces as well.

Canada’s Economic Strengths
Despite the sharp slowdown in growth described above, economic conditions in Canada are favourable compared to those in most other countries. This is true of a broad range of indicators including consumption, investment and employment (Chart 1.16). These developments reflect a number of core strengths:
•	The financial positions of households and businesses remain solid, both historically and compared to the United States (Chart 1.17). Recent stock market declines will reduce net worth as a share of income, but it will remain high both historically and relative to the United States.
•	The Canadian housing sector is sound (see the box entitled “Canadian Housing Market Developments”).

•	Canada’s banks and other financial institutions are sound and well capitalized, and have lower leverage ratios than their international peers (Chart 1.18).

•	Core Consumer Price Index (CPI) inflation has remained low, stable and predictable and is well within the Bank of Canada’s inflation target band. As well, total inflation is lower in Canada than in other countries, as the reduction in the goods and services tax rate and the past appreciation of the Canadian dollar (which lowered prices for imported goods) have offset to a large extent the impact of higher energy and food prices for Canadian families this year (Chart 1.19). Going forward, the sharp drop in energy prices since the summer will provide further relief to Canadian consumers.

•	Canada has maintained the best fiscal position of all G7 countries.

Fiscal Stimulus
Canada’s strong fiscal situation has allowed the Government to provide significant, broad-based, permanent tax relief and make targeted, growth-enhancing investments in infrastructure for the benefit of all Canadians.
These measures will provide a substantial fiscal stimulus to the Canadian economy through the global slowdown, and will help strengthen our economy for the long term.
The tax reduction measures implemented by the Government since 2006 mean that in 2009–10, Canadians and Canadian businesses will pay $31 billion less in taxes—the equivalent of nearly 2 per cent of GDP.
Building on the significant measures implemented last year at the onset of the global slowdown, some of these tax reductions are coming into force in 2009:
•	The amount that every individual can earn without paying federal income tax will rise from $9,600 in 2008 to $10,100 in 2009.

•	Effective January 1, 2009, Canadians will be able to benefit from the new Tax-Free Savings Account, a flexible, registered general-purpose account that will allow Canadians to earn tax-free investment income and encourage savings and investment.

•	Corporations will also benefit from a reduction in the general corporate income tax rate, which will fall from 19.5 per cent to 19 per cent on January 1, 2009 and is legislated to fall to 15 per cent by 2012.

Canadians will continue to benefit in the coming years from federal tax relief that is permanent and sustainable—unlike the temporary approach to tax relief taken in other countries such as the United States (Chart 1.20).
Provinces have also taken steps to reduce taxes. Several provinces have responded favourably to the temporary financial incentive introduced in Budget 2007 to eliminate their capital taxes. By 2012, all provincial general capital taxes will have been eliminated. Some provinces are also reducing personal and corporate income tax rates. Total tax relief announced by provincial governments since 2006 amounts to $8.6 billion or 0.5 per cent of GDP for 2009–10.

Reflecting measures taken to restore fiscal balance, the federal government is also making historic increases in the funding available for infrastructure projects. In Budget 2007, the Government announced a seven-year $33- billion plan to boost Canada’s public infrastructure projects such as roads and highways, public transit, bridges, sewers and water systems. The amount of federal funding available for provincial-territorial and municipal infrastructure projects rose by 40 per cent in 2008–09 and will rise a further 40 per cent in 2009–10, hitting a record of $6 billion in that year, or double the amount spent in 2007–08 (Chart 1.21). At the recent First Ministers Meeting, federal, provincial and territorial governments agreed to work together to expedite infrastructure projects and accelerate the uptake of federal infrastructure funding.
Taken together, these tax reductions and infrastructure investments represent a substantial fiscal stimulus. These measures represent timely and appropriate actions that respond to Canada’s current economic challenges and that will help strengthen Canada’s economy for the long term.

Private Sector Canadian Outlook
The Department of Finance surveys private sector economic forecasters on a quarterly basis for their outlook of the Canadian economy. The economic forecasts presented here incorporate economic data through the first half of November 2008. The average of private sector forecasts form the basis for economic assumptions that underlie the fiscal projections reported in Chapter 3.
Private sector forecasters anticipate real GDP growth of 0.6 per cent in 2008, down from 1.7 per cent expected at the time of the February 2008 budget (Chart 1.22 and Table 1.1). Looking ahead, forecasters expect growth to continue to remain weak at 0.3 per cent in 2009, down from 2.4 per cent predicted at the time of the budget, reflecting expectations of slower U.S. growth and the anticipated negative effects of the global financial turmoil. This would mark the weakest two-year average real GDP growth in Canada since the early 1990s.

Private sector forecasters expect nominal GDP to grow by 4.4 per cent in 2008, up from 3.5 per cent anticipated at the time of the budget. However, forecasters expect nominal GDP growth to slow to 0.8 per cent in 2009, significantly lower than expected in the budget, reflecting weak real GDP growth and significantly reduced GDP inflation as a result of falling commodity prices. The level of nominal GDP in 2008 is expected to be $13 billion higher than anticipated at the time of the budget. However, it is expected to be $43 billion lower in 2009 and $50 billion lower in 2010 than anticipated at the time of the budget.
On a quarterly basis, private sector forecasters expect the U.S. economy to remain in recession until mid-2009, with a significant downturn in the last quarter of 2008. Recent economic indicators suggest that Canadian real GDP grew by about three quarters of a per cent in the third quarter, assuming a modest inventory accumulation. This is broadly similar to the average private sector forecast for the third quarter. The Canadian economy is expected to experience a technical recession in late 2008 and early 2009. Real GDP is expected to contract by 1.0 per cent in the fourth quarter of 2008 and by 0.4 per cent in the first quarter of 2009 in Canada, compared to larger declines of 2.5 per cent and 1.4 per cent in the United States (Chart 1.23).

Private sector forecasters expect Canadian labour markets to stay relatively healthy despite the weaker economic outlook. The unemployment rate is expected to average 6.1 per cent in 2008, 6.9 per cent in 2009 and 6.7 per cent in 2010. In comparison to past cycles, the rise in the unemployment rate in the current period is expected to be modest (Chart 1.24). These forecasts indicate that the Employment Insurance break-even premium rate for 2009 Would have risen. Nevertheless, the Government of Canada will hold the rate for 2009 unchanged at $1.73, its lowest level in 15 years. Starting next fall, the Employment Insurance rate will be set based on the recommendations of the new Canada Employment Insurance Financing Board.
Private sector forecasters expect Canadian short-term interest rates to average 2.4 per cent in 2008, lower than the 3.2 per cent expected in the budget forecast. Looking forward, forecasters project that short-term rates will average 1.9 per cent in 2009 and 2.7 per cent in 2010, which are both significantly lower than expected at the time of the budget.
Long-term interest rates in 2008 are expected to be just above the budget forecast at 3.7 per cent. At the time of the budget, private sector forecasters expected long-term rates to rise significantly in 2009 and 2010. Projections are now more modest with long-term rates expected to be 3.7 per cent in 2009 and 4.2 per cent in 2010.

Private sector forecasters expect total CPI inflation to reach 2.6 per cent in 2008, almost double the rate expected at the time of the budget. However, forecasters see inflation returning to 1.7 per cent in 2009 and 1.9 per cent in 2010, modestly below the budget projections. The Canada-U.S. exchange rate is expected to reach 89 U.S. cents by 2010, supported by a modest recovery in commodity prices, with oil prices rising to US$79 per barrel by 2010.
Overall, private sector forecasters have not significantly altered their medium-term economic outlook since Budget 2008. The main exception is GDP inflation, which is expected to average 2.2 per cent over the medium term, compared to 1.6 per cent projected at the time of the budget. This largely reflects higher-than-anticipated terms-of-trade gains due to somewhat higher commodity prices than expected at the time of the budget. As a result, private sector forecasters expect nominal GDP to grow by an average annual rate of 5.1 per cent from 2011 to 2013, compared to 4.2 per cent in Budget 2008.

Table 1.1
Average Private Sector Forecasts

				Average
	2008	2009	2010	2011–13
	(per cent, unless otherwise indicated)
Real GDP growth
February 2008 budget	1.7	2.4	2.9	2.6
November 2008 Economic and Fiscal Statement	0.6	0.3	2.6	2.9

GDP inflation
February 2008 budget	1.8	1.9	1.8	1.6
November 2008 Economic and Fiscal Statement	3.8	0.5	1.8	2.2

Nominal GDP growth
February 2008 budget	3.5	4.3	4.7	4.2
November 2008 Economic and Fiscal Statement	4.4	0.8	4.4	5.1

Nominal GDP level (billions of dollars)
February 2008 budget[1]	1,590	1,659	1,738	1,890
November 2008 Economic and Fiscal Statement	1,603	1,615	1,687	1,870

3-month treasury bill rate
February 2008 budget	3.2	3.8	4.5	4.5
November 2008 Economic and Fiscal Statement	2.4	1.9	2.7	4.2

10-year government bond rate
February 2008 budget	3.6	4.2	4.8	5.0
November 2008 Economic and Fiscal Statement	3.7	3.7	4.2	5.0

Consumer Price Index (CPI) inflation
February 2008 budget	1.5	1.9	2.0	2.1
November 2008 Economic and Fiscal Statement	2.6	1.7	1.9	2.1

Oil price level (US dollars per barrel)
February 2008 budget	82.1	79.8	82.3	77.5
November 2008 Economic and Fiscal Statement	102.5	72.0	79.0	91.1

Exchange rate (US cents/C$)
February 2008 budget	98.0	95.5	95.5	96.2
November 2008 Economic and Fiscal Statement	94.9	85.6	88.7	95.8

Unemployment rate
February 2008 budget	6.3	6.4	6.2	6.0
November 2008 Economic and Fiscal Statement	6.1	6.9	6.7	6.2

U.S. real GDP growth
February 2008 budget	1.5	2.4	3.0	2.7
November 2008 Economic and Fiscal Statement	1.4	-0.4	2.1	3.0

1 Nominal GDP levels have been adjusted to reflect 2008 revisions to Canada’s National Income and Expenditure Accounts.
Source: Department of Finance survey of private sector forecasters.

Risks and Uncertainties
Given the ongoing weakness of the U.S. economy and heightened global financial market turmoil, risks to the Canadian outlook are mainly tilted to the downside. The main risks stem from continued volatility in global financial markets, which has resulted in tighter global credit conditions and exacerbated the economic downturn in the U.S. and the rest of the world. Indeed, global financial markets continue to experience extreme volatility, and there is uncertainty as to when and at what level they will stabilize. There is the risk that global credit conditions could tighten further, which could spill over into Canada through higher costs of financing and tighter lending standards.
Given these developments, there is also the risk that a prolonged period of tight credit conditions and market volatility could lead to significantly weaker domestic demand in the United States and globally. A weaker U.S. and global outlook would reduce demand for Canadian manufactured products and Canadian commodities. Volatile financial markets and a prolonged downturn in U.S. and global economic growth would further reduce demand for commodities from Canada and around the world, and maintain downward pressure on commodity prices.
The range of private sector forecasts highlights the higher-than-usual risks and uncertainty surrounding the economic outlook. While private sector forecasters expect real GDP to grow by 0.3 per cent on average in 2009, there is a large range around this forecast, with the lowest forecast calling for negative growth of 0.7 per cent, and the highest calling for 1.0 per cent growth in 2009. The current IMF economic forecast for Canada is identical to the private sector average at 0.3 per cent while the OECD forecast is at the low end of this range at - 0.5 per cent.
With respect to nominal GDP growth in 2009, the range is even higher. Given the uncertainty in the global economy at the moment, private sector forecasters have a wide range of nominal GDP growth forecasts for 2009 from as low as -2.5 per cent to as high as 2.5 per cent.

Economic and Fiscal Statement Chapter 1
Chart 1.25 shows the difference between the average of the two highest and two lowest one-year-ahead forecasts for real and nominal GDP growth in the Economic and Fiscal Updates and Statements since 2005. This chart suggests that the risks and uncertainty currently surrounding the economic outlook are larger than they have been for some time. The implications of this uncertainty for the fiscal outlook are discussed in Chapter 2.
Chart 1.25 Range of One-Year-Ahead Economic Forecasts in Economic and Fiscal Updates and Statements Since 2005 Note: Chart shows difference between the average of the two highest and the average of the two lowest one-year-ahead forecasts for real and nominal GDP growth. Sources: Department of Finance survey of private sector forecasters; Department of Finance calculations.

responsible leadership : actions to stregthen canada’s economic and financial fundamentals

Economic and Fiscal Statement Chapter 2
Highlights
✓	Canada’s strong fiscal position and sound financial markets are critical to maintaining economic stability in the short term and are the foundation of Canada’s long-term prosperity.

✓	The slowing economic growth expected in Canada over the coming quarters will substantially reduce government revenues. Without action, the Government would be facing deficits over the next three fiscal years.

✓	This Economic and Fiscal Statement announces a number of steps to protect Canada’s fiscal position and the ongoing stability of the financial system in Canada.
–	Important, measured action is being taken to ensure the effectiveness and reduce the cost of government operations.

–	The Government is introducing legislation that will ensure sustainable federal public sector wage rates for four years.

–	Equalization is being put on a sustainable growth path. The Canada Health Transfer and the Canada Social Transfer will remain unchanged and continue to grow as before.

–	Actions are being proposed that will enable the Government to meet its Group of Twenty (G20) responsibilities to ensure financial sector stability.

–	Measures are being proposed to provide temporary relief to seniors with Registered Retirement Income Funds and to private pension plans affected by the global financial turmoil.
✓	The Government is also proposing to modernize the pay equity regime.

✓	With these actions, and based on the average private sector forecast of November 14, 2008, the Government will continue to plan for balanced budgets.

✓	The economic situation remains volatile, with risks tilted to the downside. Surpluses are therefore not assured.

Responsible Leadership: Actions to Strengthen Canada’s Economic and Financial Fundamentals
✓	In preparing for Budget 2009, the Government will consult with Canadians and provinces and territories to develop responses to short-term economic issues, while continuing to implement its long-term economic plan. In doing this, the Government will balance the economic benefit of such actions with the impact on the fiscal situation.

✓	To the extent that budget actions to protect the economy or a further deterioration in economic circumstances lead to a deficit, the Government will ensure that the deficit is temporary.

Economic and Fiscal Statement Chapter 2
Introduction
This chapter describes the Government’s approach to budget planning and actions it is taking to protect Canada’s fiscal advantage. It also proposes actions to reinforce financial system stability in light of the current turmoil in global financial markets.
In addition to responding to current economic challenges, the Government is mindful of the need to put in place policies to boost long-term economic growth. To this end, this chapter also sets out areas for action in Budget 2009 on which the Government intends to consult with Canadians.
Protecting Canada’s Fiscal Advantage
Strong fiscal management is the foundation of the Government’s economic strategy. It is not an end in itself but a means to a stronger economy and a higher standard of living.
Approach to Budget Planning
The Government’s approach to budget planning is built upon the principles of accountability, transparency and strong expenditure management.
•	To ensure objectivity and transparency in forecasting, the budgetary fiscal projections are derived from the average of private sector economic forecasts.

•	To allow for a comparison between different views on the fiscal outlook, each fall the fiscal projections of four independent private sector organizations are presented separately. The four organizations use their own economic assumptions to prepare their fiscal forecasts for the current and next five years.

•	The Government provides an update of its current and expected future financial position twice a year, once in the fall and once in the budget. In addition, it provides updates twice a year on the expected outcome for the year underway in The Fiscal Monitor.

•	The Government is committed to achieving the highest standards of public sector financial reporting.
–	The Government will soon table the Public Accounts of Canada 2008, confirming the surplus of $9.6 billion for 2007–08. Last year marked the 10th consecutive year the Government has received an unqualified audit opinion on its financial statements. Few countries have achieved this.

Responsible Leadership: Actions to Strengthen Canada’s Economic and Financial Fundamentals
–	Few other countries report consolidated financial results on a full accrual basis of accounting. Under accrual accounting, revenue is recorded when it is earned or realized, and expenses are recorded as they are incurred, regardless of when the associated cash is received or paid. For example, the costs of employee pensions and veterans’ benefits are recorded as they are earned, even if payments will flow in future years. These estimates are prepared and audited on an actuarially fair basis.
•	By carefully managing spending, the Government will continue to reduce debt and keep the burden of taxation to a minimum.
–	The Government has introduced a new approach to managing spending. A core element of this approach is to review all spending over a four-year period to assess whether programs are achieving their intended results, are effectively managed, and are properly aligned with federal responsibilities and the priorities of Canadians. The results of the first round of reviews were reported in the February 2008 budget. The second round of reviews is now underway. As discussed below, this round of reviews is being expanded to include corporate assets. Results and progress on these reviews will be reported in Budget 2009.
Overview of the Fiscal Situation
The slowing in economic growth expected in Canada over the coming quarters will have a significant impact on the Government’s fiscal position.
The fiscal position of the Government is reviewed in detail in Chapter 3. This section provides an overview of the changes in the Government’s fiscal position since Budget 2008 and the Government’s response to these changes.
With the slowing in real economic activity and the fall in commodity prices, budgetary revenues are expected to be considerably lower than projected in Budget 2008. In 2009–10, revenues are expected to be $8.9 billion lower than projected and in 2010–11, they are expected to be $7.9 billion lower than projected (Table 2.1). Lower projected revenues are expected to be partially offset by lower projected public debt charges.
In total, recent economic developments imply that, without action, the Government would face deficits over the next three fiscal years. The Government is taking steps in three areas to protect Canada’s fiscal position:
•	Ensuring that departmental spending is effective.

Economic and Fiscal Statement Chapter 2
•	Ensuring that public sector compensation reflects the current economic situation.

•	Putting the Equalization program on a sustainable growth path.
Taking into account these actions, as well as the net fiscal impact of the Insured Mortgage Purchase Program described later in this chapter, the Government is planning on balanced budgets or better for the current and the next five years. To the extent that budget actions to protect the economy or a further deterioration in economic circumstances lead to a deficit, the Government will ensure that the deficit is temporary.
Table 2.1
Summary of Changes in the Fiscal Outlook Since the February 2008 Budget1

	Actual		Projection
	2007	–	2008	–	2009	–	2010	–	2011	–	2012	–
	2008		2009		2010		2011		2012		2013
	(billions of dollars)
February 2008 budget underlying surplus	10.2		2.3		1.3		3.1		4.7		5.3
Impact of economic and fiscal developments [2]
Budgetary revenues	-2.1		-3.2		-8.9		-7.9		-6.1		-2.4
Program expenses	1.7		0.9		-1.1		-0.6		-0.6		-0.5
Public debt charges	-0.2		0.2		2.8		2.0		0.1		-0.5

Total	-0.6		-2.1		-7.2		-6.5		-6.6		-3.5
Budgetary balance before actions	9.6		0.2		-5.9		-3.4		-1.9		1.8
Actions affecting the budgetary balance
Effective management of government spending					4.3		1.9		1.6		1.1
Appropriate public sector compensation			0.6		0.6		0.9		1.0		1.0
Insured Mortgage Purchase Program			0.2		1.1		0.7		0.4		0.3
Temporary reduction in RRIF minimum withdrawals			-0.2

Total			0.6		6.0		3.5		3.0		2.4
Revised budgetary balance	9.6		0.8		0.1		0.1		1.1		4.2

Note: Totals may not add due to rounding.

[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.

[2]	Includes putting Equalization on a sustainable growth path.

Responsible Leadership: Actions to Strengthen Canada’s Economic and Financial Fundamentals
Effective Management of Government Spending
Last year, the Government introduced a new Expenditure Management System designed to ensure effective management of taxpayer dollars and to help keep spending growth on a sustainable track. The Government is building on this new system in three important ways: continuing strategic reviews of departmental spending, launching a corporate asset management review and ensuring stronger departmental management.
In addition, all departments are being instructed to manage spending carefully, including limiting spending in areas such as hospitality, travel, conferences and professional services. As outlined below, the Government is also restraining wages for the federal public administration, including senior members of the public service, as well as Members of Parliament, Cabinet Ministers, and Senators.
Political parties now receive taxpayer support in three ways: (a) tax credit for contributions to political parties; (b) the reimbursement of eligible election expenses; and (c) a quarterly subsidy based on votes cast. In keeping with the focus on spending management, the quarterly subsidy that benefits political parties is no longer justifiable. The Government will eliminate this subsidy as of April 1, 2009.
The Government will report on its progress on these initiatives in Budget 2009.
Strategic Reviews of Departmental Spending
The Government is conducting strategic reviews of departmental spending to ensure that programs are achieving their intended results, are efficiently managed and are aligned with the priorities of Canadians. The Government’s aim is to review all spending over a four-year cycle. The first cycle of reviews is underway and will be completed by 2010.
In the initial 2007 round of reviews, the Government examined departmental spending of $13.6 billion, accounting for 15 per cent of total direct program spending. Savings from the reviews were reported in Budget 2008. In 2008, 21 departments and agencies are under review, representing $25 billion in program spending, or about 27 per cent of direct program spending. The results of this review will be finalized this winter and announced in Budget 2009. The 2009 and 2010 reviews will account for about 60 per cent of direct program spending.

Economic and Fiscal Statement Chapter 2
Corporate Asset Management Review
The Government is expanding strategic reviews to include an examination of the Government’s corporate assets. These include enterprise Crown corporations, which principally depend on revenues from commercial activities rather than appropriations, real property and other holdings. The Government has not undertaken a comprehensive review of these assets since 1994.
In most cases, these assets were funded or acquired to address policy challenges rooted in specific economic circumstances. Corporate assets will be assessed systematically to make sure that the initial rationale for government ownership is still relevant, that their activities are still effective, and that their business plans are sustainable. Simply put, an asset purchased in the 1950s may no longer be relevant to the core responsibilities of the Government more than 50 years later.
The reviews, to be led by the Minister of Finance, will result in better management of the Government’s assets and improved returns to taxpayers. In some cases, the most efficient use of taxpayers’ resources may be to sell the asset to a private sector entity that is better placed to create economic value. The Government would also consider the sale of real property when this would result in important economic development. As with the strategic reviews of departmental spending, these reviews will be conducted on a multi-year cycle.
The Government will take a considered approach to the sale of any asset, including taking into account the condition of markets, to ensure that fair value can be realized by taxpayers and the transaction will generate additional economic activity. Assets will not be sold if such sales do not meet these tests.
Stronger Departmental Management
The Treasury Board has also initiated an examination of departmental appropriations as part of the annual departmental reference level update. The objective is to ensure that taxpayer dollars are spent wisely and to better align amounts appropriated with expected spending. This review will become an ongoing part of the annual departmental reference level update.

Responsible Leadership: Actions to Strengthen Canada’s Economic and Financial Fundamentals
In recent years, spending authorities granted to departments at the beginning of the year have not turned out to be an accurate estimate of departmental program requirements. This has resulted in departmental appropriations being higher than needed and departments not spending the full amounts appropriated. For example, in 2007–08, departments spent $2.0 billion less than had been expected at the time of Budget 2008.
As a result of this year’s review, the Government estimates that total spending will be lower than previously expected. Departmental appropriations will be adjusted to reflect these lower estimates.
This is not an expenditure reduction exercise. In some cases, departments have determined that the costs of delivering certain programs are lower than originally forecast; in other cases, they have determined that planned programs and capital purchases will take place over a longer time period than initially anticipated. Spending will continue to increase. But there will be a closer alignment of planned and actual spending, so the spending information provided to Parliament and Canadians will be more accurate. This should result in better, more careful management of departmental spending.
Departmental spending levels for 2009–10 are now being finalized. A detailed breakdown of departmental spending will be tabled in Parliament in the Main Estimates in February 2009.
Savings From Spending Management
Total expected savings from reviews under the new Expenditure Management System amount to $4.3 billion in 2009–10, $2.6 billion in 2010–11, $2.8 billion in 2011–12, $2.9 billion in 2012–13 and $3.0 billion in 2013–14 (Table 2.2). However, only expected savings from reviews underway this year are being recorded in this Economic and Fiscal Statement. Savings from reviews to take place in the 2009 to 2011 period will be recorded in future budgets once these processes are underway.

Table 2.2
Fiscal Savings Expected From Reviews Under the New Expenditure Management System

	2009	–	2010	–	2011	–	2012	–	2013	–
	2010		2011		2012		2013		2014
	(billions of dollars)
Stronger departmental management	2.0		1.5		1.0		0.5		0.5

Departmental and corporate asset reviews (2008 to 2011)	2.3		1.1		1.8		2.4		2.5

Total expected savings	4.3		2.6		2.8		2.9		3.0

Amounts accounted for in this Economic and Fiscal Statement	4.3		1.9		1.6		1.1		1.1
Appropriate Public Sector Compensation
Responsible fiscal management also means that public sector wage increases must be affordable. Since the beginning of the year, wage growth in the public sector has been leading that of the private sector. The Government believes that more moderate growth in public sector compensation is appropriate in the current circumstances. Recognizing these circumstances, some of the largest public sector bargaining agents have shown leadership by signing tentative settlements that provide reasonable wage increases for their members and are affordable for the Government.
As indicated in the Speech from the Throne, the Government is introducing legislation to ensure predictability of federal public sector compensation during this difficult economic period.
The legislation puts in place annual wage increases for the federal public administration, including senior members of the public service, as well as Members of Parliament, Cabinet Ministers, and Senators, of 2.3 per cent in 2007–08 and 1.5 per cent for the following three years, for groups in the process of bargaining for new agreements. For groups with collective agreements already covering 2008–09, the 1.5 per cent would apply for the remainder of the three-year period starting at the anniversary date of the collective agreement. In addition, the legislation would suspend the right to strike on wages through 2010–11.

Modernizing Pay Equity
The current approach to pay equity is a litigious, adversarial, complaints-based approach. Under the current approach, the Government in its capacity as the employer first agrees on wage rates with the bargaining agents and then years later is forced to top up those very settlements through pay equity complaints. Since the mid-1980s the federal government has paid over $4 billion in pay equity settlements. New complaints continue to be filed with the Canadian Human Rights Commission, sometimes for the same groups that have already received past pay equity settlements, representing large potential future costs to taxpayers.
Therefore, the Government will introduce legislation to modernize the pay equity regime for federal public sector employees, similar to the process now in place in Ontario and some other provinces. The new regime reflects the Government’s commitment to pay equity. The new regime ensures that the employer and bargaining agents are jointly responsible and accountable for negotiating salaries that are fair and equitable to all employees and that are in line with wages in the internal and external workforces.
As a result of the new legislation, pay equity considerations will now be addressed in a more proactive, open and transparent manner. Making pay equity an integral part of collective bargaining will increase fairness, eliminate lengthy litigation processes and ensure progress made by women in the public service is maintained over time.
The new pay equity regime will make employee compensation more predictable, improve government fiscal planning and eliminate unpredictable retroactive payments.
Putting Equalization on a Sustainable Growth Path
The fiscal projections set out in Table 2.1 are based on the changes to the Equalization program outlined by the Minister of Finance at the November 3, 2008 Federal-Provincial-Territorial Finance Ministers Meeting. The Government will shortly table legislation to put these changes into effect.

To ensure the sustainability of the Equalization program, the Government proposes to put Equalization on a sustainable growth path. Driven largely by higher resource revenues, Equalization has grown by 56 per cent since 2003-04. This rate of growth is clearly not sustainable and without action would have created significant deficits over the next few years. The report by the Expert Panel on Equalization (the O’Brien report)-on which the current Equalization program is based-recognized the importance of keeping Equalization affordable, and set out a framework for action on how to control the cost of the program. The Government will therefore make targeted adjustments to the Equalization program consistent with the O’Brien report and within the principle-based structure set out in Budget 2007, which provided for long-term funding growth.
Specifically, Equalization will be put on a growth path that is in line with the economy. The growth path will be a three-year moving average of nominal gross domestic product (GDP) growth, which will help to ensure stability and predictability for both orders of government while still being responsive to economic growth. For 2009-10, the Equalization program will provide a total of $14.2 billion to the provinces, up from $13.6 billion in 2008-09. Without action, Equalization would have grown to $16 billion in 2009-10 and almost $20 billion in 2010-11. Such a rate of growth would have been unsustainable.

The Equalization program detailed in Budget 2007 strikes a balance between providing provinces with incentives to develop their resources and the need to ensure fairness among provinces. Up to now, the fiscal capacity of the lowest non-receiving province has been used as the measure to ensure fairness and provide equity and stability. With Ontario entering the Equalization program for the first time in 2009–10, a new benchmark is required to both ensure fairness and ensure that provinces continue to receive a meaningful net fiscal benefit from resources. This would be set at the average post-Equalization fiscal capacity of the Equalization-receiving provinces. This will ensure that Equalization–receiving provinces continue to benefit from their resource revenues. Transition payments will be provided for 2009–10 to ensure that a province that receives Equalization in that year does not see a decline in its payments.
In order to allow them to conduct their budget planning in these uncertain times, provinces have already received notice of their Equalization for 2009–10, two months earlier than normal.
Table 2.3
Equalization—$13.6 Billion in 2008–09 and $14.2 Billion in 2009–10

	P.E.I.	N.S.[1]	N.B.	Que.	Ont.	Man.
	(millions of dollars)
2008-09	322	1,571	1,584	8,028	0	2,063
2009-10	340	1,571	1,689	8,355	347	2,063

[1]	Figures for Nova Scotia include both Equalization and offsets, bringing the total in 2009–10 to $14,365 million.
The Territorial Formula Financing (TFF) transfer has been less affected by volatile resource prices and thus continues on its existing, sustainable growth path.
With these changes to Equalization, the Government is committed to ensuring the continued growth of federal transfers in a way that is fiscally responsible and sensitive to the volatile global economic environment. Federal support for provinces and territories is at an unprecedented level; major transfers are currently at $49.1 billion and they will continue to grow. This change in Equalization does not affect the Canada Health Transfer (CHT) or the Canada Social Transfer (CST). The CHT, at $22.6 billion in 2008–09, is growing 6 per cent a year, providing an increase of $1.4 billion next year. The CST, at $10.6 billion in 2008–09, is growing 3 per cent a year, providing an increase of $310 million next year.
The Government’s actions will provide growing transfers overall, including sustainable growth for Equalization. This will ensure that the integrity of the transfer system is maintained by keeping it sustainable for all governments.

Risks to the Fiscal Plan
The economic situation is evolving rapidly and the full extent of the slowdown noted in Chapter 1 on both economic growth and commodity prices is not known. The risks to the fiscal projection flow from both economic developments and the interaction of economic developments and the tax system, particularly the magnitude and timing of losses claimed by businesses and capital gains or losses claimed by individuals. These factors are difficult to predict as they can be volatile, and businesses and individuals can apply certain losses against tax liabilities relating to the current and previous three years.
One measure of the degree of uncertainty is reflected in the range of private sector forecasts. Real GDP forecasts for 2009 range from a high of 1 per cent growth to a low of a 0.7 per cent contraction (Chart 2.3). Reflecting the added uncertainty of commodity prices, forecasts for nominal GDP for 2009 range from a contraction of 2.5 per cent to an expansion of 2.5 per cent.

To illustrate the degree of uncertainty associated with the current fiscal outlook, Chart 2.4 shows the fiscal projections based on the average of the two highest and the average of the two lowest private sector nominal GDP forecasts for 2008, 2009 and 2010. The low scenario includes a lower average effective tax rate, reflecting lower capital gains income and higher losses claimed by corporations to reduce tax liabilities. The projections vary considerably over the next three years, ranging from small surpluses to large deficits, with the risks clearly tilted to the downside.
Although the Government continues to plan on balanced budgets, given the volatility of the economic situation, particularly the rapid decline in commodity prices, a deficit cannot be ruled out. If the Government does run deficits, it will ensure that they are contained and temporary. The actions in this Economic and Fiscal Statement help avoid a deficit and, more importantly, help ensure that on a structural basis (i.e. absent the temporary, cyclical weakness), the Government remains in a surplus position.

Benefits of Debt Reduction
Since coming to office, the Government has reduced the federal debt by $37 billion. The Government is focused on protecting Canada’s fiscal position because sound management of public finances provides significant benefits to Canadians and businesses in Canada.
Reductions in public debt have given the Government flexibility to deal with the current economic situation while maintaining its capacity to address long-term challenges such as population aging.
A major benefit of lower debt is that less revenue is absorbed by interest charges, freeing up resources for more productive uses, such as tax relief (see the box entitled “Tax Back Guarantee”). In 1990-91, the Government spent almost 38 cents of every revenue dollar on debt service charges. This ratio has been falling steadily since 1996-97 and is expected to fall to 13 cents in 2008-09, the lowest level since the 1970s.
Debt reduction also benefits Canadians and the Canadian economy by helping to keep interest rates low. Long-term interest rates (adjusted for inflation) have fallen to about 2 per cent today from over 6 per cent in the early 1990s.

Tax Back Guarantee
•	To ensure that Canadians benefit directly from debt reduction, Budget 2007 legislated the Tax Back Guarantee.

•	Under this Guarantee, the Government dedicates the effective interest savings from federal debt reduction each year to permanent and sustainable personal income tax reductions.

•	By 2009-10, the Tax Back Guarantee will amount to $2.0 billion or almost 40 per cent of personal income tax relief provided since Budget 2006.
Lower interest rates also reflect the view in financial markets that the Government of Canada’s debt is the safest in the world as measured by credit default swaps (Chart 2.5). Low levels for these swaps for Canada, compared to other sovereign countries, reflect a decade of consecutive federal budgetary surpluses, Canada’s relatively low debt-to-GDP ratio and the soundness of Canada’s banking sector.

Reinforcing Financial System Stability
The global financial crisis that began in the United States has spread and deepened. It has now touched every country in the world, revealing serious weaknesses in many aspects of the international financial system.
In some countries, certain non-bank institutions that were heavily reliant on borrowed money were inadequately regulated, which resulted in devastating impacts on financial markets when credit markets rapidly contracted. As well, many regulated financial institutions quickly found that they did not have sufficient capital to withstand the unexpected persistence and breadth of the financial market turmoil. Exacerbating the problem was a lack of transparency in many of the complicated financial products at the core of the turmoil, which made it difficult to value assets and assess counterparty risk. Given the long period of economic growth that preceded the turmoil, it has become clear that many financial institutions and regulators simply underestimated financial risks. It has also become evident that international coordination and surveillance was inadequate and did not provide a second line of defense against global imbalances and excessive risk taking.
The Canadian financial system, in contrast to those of other countries, has weathered the turmoil well, but Canada is not immune to international events. The Government has taken a number of steps to ensure that the global turmoil does not hinder access to affordable credit for Canadian consumers, homebuyers and businesses.
Canada has worked diligently with its international partners to implement the April 2008 recommendations of the Financial Stability Forum. These recommendations are aimed at strengthening prudential oversight of capital, liquidity and risk management, enhancing transparency and valuation, changing the role and uses of credit ratings, strengthening governments’ responsiveness to risks, and putting in place more robust arrangements for dealing with stress in the financial system.
The Government is continuing its responsible leadership by proposing precautionary authorities to strengthen its ability to respond to unforeseen events that could threaten the stability of the Canadian financial system. The proposed authorities reflect our international commitments under the G7 and G20 Plans of Action and provide the Government with the same flexibility and responsiveness as our peer group of countries. The Government is also working with our international partners to develop best practices in this area and benchmark our world-leading system against those standards.

Strengths of the Canadian Financial System
The underlying strengths of the Canadian financial system have been evident during the profound disruption in global credit markets since September.
•	Canadian capital requirements for financial institutions are well above minimum international standards. At the start of the crisis, Canadian banks had average risk-adjusted capital buffers of about 9.5 per cent of risk-adjusted assets, while many global banks had capital ratios of only 6 or 7 per cent. Canadian banks are also less leveraged than many of their international peers. Canadian banks typically had overall assets amounting to less than 20 times their capital, while major U.S. banks had 30 times more assets than capital and some European banks were levered up to 50 times.

•	Large Canadian investment dealers have been bank-owned since the late 1980s, and are therefore not as dependent on wholesale funding as dealers elsewhere in the world. They are regulated on a consolidated basis by the Office of the Superintendent of Financial Institutions.

•	The Canadian housing finance market is sound. It does not have a large sub-prime component and has not witnessed the proliferation of products and marketing practices that have led to the serious problems in the United States. In Canada, lenders must insure against default any mortgages made without large down payments and that insurance is backed by the government. Prudent lending standards must be met to qualify for government-backed insurance. These insured mortgages provide a reliable backstop for Canadian mortgage-backed securities, which are well accepted around the world.
In October, the World Economic Forum assessed Canada’s banking system to be the world’s soundest and ranked our financial market sophistication and investor protection among the world’s best. Likewise, the International Monetary Fund (IMF) concluded earlier in the year that Canada’s financial system is mature, sophisticated, well managed and able to withstand sizeable shocks.

Measures to Maintain Access to Affordable Credit
The worldwide credit contraction is challenging the ability of even the strongest financial institutions to raise funding. The financial sector is a key enabler of economic growth, channelling savings to productive investment. The Government has taken action to ensure the borrowing needs of Canadian households and businesses continue to be well served by the financial system. Importantly, these actions have been taken on commercial terms and have not put Canadian taxpayers’ money at risk.
•	Budget 2008 legislation modernized the authorities of the Bank of Canada to support the stability of the financial system. Consequently, the Bank has been able to widen the collateral it will accept and add more than $35 billion in liquidity to the Canadian financial system at a time when global credit markets have been severely stressed.
•	The Canada Mortgage Bond (CMB) program has been expanded, including a record $12.5-billion CMB issue in June and the introduction in November of a CMB with a 10-year maturity to allow the program to attract a broader pool of investors.
•	The Government is supporting the availability of longer-term credit in Canada by purchasing up to $75 billion in insured mortgage pools through Canada Mortgage and Housing Corporation under the Insured Mortgage Purchase Program (IMPP). This action will provide Canada’s financial institutions with significant and stable access to longer-term funds that they can then make available to consumers, homebuyers and businesses in Canada. The IMPP will earn a modest rate of return for the Government with no additional risk to the taxpayer.
•	The Canadian Lenders Assurance Facility, launched in November, will ensure that Canada’s financial system is not put at a competitive disadvantage by similar guarantee programs in other countries. The Facility will further help to secure access to term funding so that Canadian financial institutions can continue lending to consumers, homebuyers and businesses.
These measures are producing results. To date, $25 billion of insured mortgage pools have been purchased through the IMPP, and the remaining amount of up to $50 billion will be made available by the end of 2008–09, ensuring federally regulated financial institutions continue to have reliable funding. As set out in Table 2.1, the net fiscal gain for the Government from the IMPP is projected to be approximately $1.1 billion in 2009–10.

The role of private sector financial institutions is to make loans to creditworthy people and businesses and to support capital markets. The Government is fulfilling its role by intervening with extraordinary measures when markets are profoundly disrupted so that private sector lenders can maintain access to the funds they need to keep lending, and by providing liquidity to capital markets in support of economic growth. Financial institutions have indicated that the IMPP and the Bank of Canada interest rate cuts were key to their decision to lower prime rates and mortgage rates.
While the private sector is and should remain the primary source of credit, the Government is also ensuring that the complementary forms of credit provided through its Crown agencies—Export Development Canada (EDC) and the Business Development Bank of Canada (BDC)—are available to counter the effects of the credit crunch. BDC and EDC have been responding to the needs of their clientele by maintaining and enhancing their existing suite of financing solutions. Recently the Government approved a $2-billion increase in the borrowing authority of EDC as well as a $1.8-billion increase in BDC’s borrowing capacity, which enables them to offer additional flexibility to existing clients.
EDC is well positioned to continue to help Canadian companies grow internationally. It will facilitate nearly $80 billion in exports and investments from Canadian companies in 2008, including some $4 billion for the automotive sector. To help address emerging stresses and financial gaps in Canada’s export sector, most notably in auto-related and other manufacturing enterprises, the Government is providing EDC with an additional $350 million in capital to support up to about $1.5 billion in increased credit capacity for those most affected by the financial crisis.
BDC is playing an active role in supporting the growth of Canadian small and medium-sized companies, with about $3 billion in new financing this year. The Government will provide BDC with an additional $350 million in capital so that it can increase its credit capacity by about $1.5 billion for term lending activities and a new time-limited facility providing guarantees to financial institutions for their lines of credit for viable small and medium-sized companies.

Enhancing Flexibility and Responsiveness
The Government of Canada stands ready to take whatever further action is necessary to protect the stability of the Canadian financial system. Given the speed at which new market developments can unfold, the Government needs the flexibility to respond quickly and decisively. This necessity is clearly seen in the experience of countries that did not have sufficient tools to respond to the financial crisis when it affected them.
Accordingly, the Government is proposing that the Minister of Finance and Governor-in-Council be granted additional flexibility to support financial institutions and the financial system in extraordinary circumstances. This additional flexibility is a precaution that would bring Canada’s regulatory toolkit in line with international best practices. The proposals would also equip Canada to fulfill the commitment to implement the G7 and G20 Plans of Action to stabilize financial markets, restore the flow of credit, and foster global economic growth. And they would ensure that Canada’s strong financial system is not put at a competitive disadvantage by developments in other countries.
The proposed new powers, which include appropriate provisions for transparency and accountability, involve standby authorities that include additional options for resolving difficulties in financial institutions should they arise. These powers would also provide the Government with new means to support systemically important financial institutions and ensure that they can raise capital and continue lending to households and businesses.
These proposed measures will provide authority for:
•	Funding in the unlikely event that there is a draw on the Canadian Lenders Assurance Facility.
•	The Canada Deposit Insurance Corporation (CDIC) to establish a bridge bank as a further resolution tool to help preserve banking functions.
•	An increase in the borrowing limit of CDIC to $15 billion to reflect the growth of insured deposits since the last increase in 1992.
•	The Minister of Finance to provide the CDIC Board of Directors broader scope of action when systemic risk concerns may result from the potential failure of a member institution.
•	The power to direct CDIC to undertake resolution measures when necessary to prevent adverse effects on financial stability.

•	The provision to CDIC of greater flexibility in the timing of preparatory examinations.
•	The Government to inject capital into federal financial institutions to support financial stability, with appropriate provisions to protect taxpayers.
Retirement Savings
Canadians are understandably concerned about the impact of the recent deterioration in market conditions on their financial security and retirement savings.
The global credit crisis has led to a sharp decline in global equity markets that has reduced the funded status of federally regulated private pension plans. If the situation remains the same at the end of the year—when valuations are conducted for most plans and funding requirements are set— the decline in the market value of plan assets would result in many sponsors being required to make large special payments. The magnitude of these special payments could damage the financial condition of the companies that sponsor these pension plans and divert available funds away from investment in the growth of those companies. These problems would be especially pronounced given current conditions in credit markets.
Under the present extraordinary circumstances, the Government proposes to allow plans to extend their solvency funding payment schedule from 5 to 10 years in respect of solvency deficiencies as at December 31, 2008, subject to certain conditions. In particular, both members and retirees would need to agree to the extended schedule, or the difference between the 5- and 10-year payment schedule would need to be secured by a letter of credit. One of these two conditions would need to be met by December 31, 2009. If buy-in by plan members or a letter of credit were not secured by the end of 2009, the plan would be required to fund the deficiency over the following 5 years.
The Government also intends to address the evident issues in the solvency funding rules and other structural concerns about the legislative and regulatory framework pertaining to pension plans subject to the Pension Benefits Standards Act, 1985. Accordingly, the Government will be initiating a consultation process on issues facing defined benefit and defined contribution pension plans with a view to making permanent changes to the framework in 2009. As pension plans are regulated either federally or provincially and the regulatory regimes are closely related, the Government will coordinate its work in this area with provincial and territorial governments. In November, Federal-Provincial-Territorial Finance Ministers agreed to make this a priority and it will be discussed when they meet again in December.

Temporary Reduction in RRIF Minimum Withdrawals
Many seniors are concerned about the impact of the deterioration of market conditions on their retirement savings. In particular, seniors have expressed concerns about the reduction in value of their retirement savings and whether they will be required to liquidate their Registered Retirement Income Fund (RRIF) assets to meet minimum withdrawal requirements. The Government understands these concerns.
In recognition of these exceptional market conditions and their effect on retirees’ savings, the Government proposes to reduce the required minimum withdrawal amount for RRIFs by 25 per cent for 2008, so that retirees may keep more of their savings in their RRIFs. This measure will apply to all RRIF holders regardless of age.
RRIF holders who withdraw more than the reduced 2008 minimum amount will be permitted to re-contribute the excess to their RRIFs, until the later of March 1, 2009 and 30 days after this proposal is enacted (up to the amount of the reduction provided by this measure). Re-contributions will be deductible for the 2008 taxation year.
Similar rules will apply to those receiving variable benefit payments under a money purchase Registered Pension Plan.
This measure is expected to reduce federal revenues by $200 million in 2008–09. Draft legislation to implement these proposals, together with explanatory notes, may be found in Annex 2.
While seniors may also be concerned about an obligation to liquidate assets in order to satisfy the RRIF minimum withdrawal requirement, the income tax rules, in fact, permit “in-kind” asset transfers to meet the minimum withdrawal requirements—they do not require the sale of assets. The in-kind distribution of assets allows individuals to meet the RRIF minimum withdrawal requirements and keep their assets intact, so that the assets may benefit from future market growth.
The Government has asked all financial institutions to accommodate the in-kind distribution of assets from a RRIF, as permitted under the tax rules, at no cost to clients, or to offer another solution that achieves the same result.
These measures to support retirement savings complement previous action by the Government to ensure that Canadians have adequate opportunities to save. Most recently, in Budget 2008, the Government introduced the Tax-Free Savings Account (see box).

Tax-Free Savings Accounts
Starting in 2009, the Tax-Free Savings Account (TFSA) will provide a flexible, general-purpose savings account that will allow Canadians to earn tax-free investment income. Canadian residents age 18 or older will be eligible to contribute up to $5,000 annually to a TFSA, with unused contribution room being carried forward.
The TFSA will complement Registered Retirement Savings Plans (RRSPs) and provide an effective means to save, but will do so through a different mechanism. TFSA contributions are made on an after-tax basis (no income tax deduction will be provided), but future investment growth in the TFSA and TFSA withdrawals will be tax-free. In contrast, savings in an RRSP or a Registered Retirement Income Fund (RRIF), which have benefited from a deduction on contributions and a deferral of tax on the investment income, are included in income for tax purposes when withdrawn.
Assuming a constant tax rate and pre-tax rate of return, the net annual after-tax rate of return will be the same for both TFSA savings and savings in an RRSP (or in a RRIF), and will exceed the net return available on saving in an unregistered account.
The TFSA will benefit individuals at all stages of life. In particular, seniors may use the TFSA to meet any ongoing savings needs they may have. In addition, if seniors do not immediately need their pension payments or their minimum RRIF withdrawal (once they have converted their RRSP to a RRIF), they may save the after-tax amount in a TFSA—up to their available TFSA contribution limit—and achieve a similar return as if they were able to leave the equivalent pre-tax amount in a tax-deferred savings vehicle, such as a RRIF.
An added advantage of the TFSA is that withdrawals will not affect eligibility for federal income-tested benefits and credits such as Old Age Security, the Guaranteed Income Supplement or the Goods and Services Tax Credit.

Forward Agenda
While Canada is clearly affected by the current international economic challenges, it is much better prepared than most countries. Canada has benefited from a clear economic plan, Advantage Canada: Building a Strong Economy for Canadians, and a resolute commitment to its implementation. Much progress has been made since 2006, and this is reflected in the country’s resilience in the face of economic and financial market turbulence.
The Government has taken extraordinary measures in response to the current situation, and will continue to seek opportunities for providing economic stimulus within a tight fiscal framework.
Overcoming our current challenges will require coordinated action. The Government is consulting with provinces and territories, the private sector and Canadians to develop responses to short-term issues, while continuing to implement the long-term economic plan to create a competitive advantage for Canadians. Immediate priorities include:
•	Accelerating infrastructure investments.

•	Improving opportunities for workers.

•	Strengthening financial markets.

•	Improving competitiveness.
The Government’s priorities for action in these areas are outlined below.

Accelerating Infrastructure Investments
Canadians need to continue building a modern and reliable infrastructure. Investing in a 21st century infrastructure will create a competitive advantage that pulls business and jobs into a vibrant national economy and brings our skills and goods onto the world stage efficiently. It will also stimulate the economy and put people to work.
The Government is significantly boosting its support for provincial, territorial and municipal infrastructure. Next year’s increase will be the largest and will push the total amount available in that year to about $6 billion.
Given current economic circumstances, the Government is actively looking at ways to accelerate the roll-out of anticipated infrastructure projects. At their November 10th meeting, First Ministers agreed to work together to speed up infrastructure projects. The Government will work with provinces and territories to identify, by January 2009, specific projects in each jurisdiction that would contribute to stimulating the economy in the next two years. Further, it will work with the provinces and territories to tackle regulatory and administrative barriers to moving these specific projects forward.
The Government is also pursuing public-private partnership opportunities in order to lever private capital and expertise to help meet our infrastructure needs. This will be accomplished through PPP Canada Inc., a new Crown corporation which will be fully operational in the new year.
Further, the Government is working with its partners to build a new Windsor-Detroit border crossing as soon as possible, ensuring businesses have secure and timely access to U.S. markets and suppliers.

Unprecedented Federal Infrastructure Investments
The Government has:
•	Put in place a long-term infrastructure plan, the Building Canada plan, which provides an historic investment of $33 billion over seven years.
•	Made the Gas Tax Fund permanent, ensuring significant, stable and predictable funding for municipal infrastructure of $2 billion in 2009–10 and each year thereafter.
•	Established PPP Canada Inc., a Crown corporation, to manage and encourage public-private partnerships.

Improving Opportunities for Workers
A strong and vibrant workforce is key to Canada’s prosperity, and to the well-being and security of workers and their families. The Government will continue to work in cooperation with the provinces and territories and Aboriginal leaders to reduce barriers to labour mobility, enhance skills development, and encourage the full participation of immigrants and Aboriginals in the economy.
Despite the economic slowdown, skills shortages remain a significant challenge across Canada. The Government is implementing the comprehensive labour market training architecture announced in Budget 2007, including the $3 billion over six years provided to provinces and territories for new Labour Market Agreements to address the gap in programming for those who currently do not qualify for training under the Employment Insurance Program. This will ensure that Canadians are able to access the training they need, when they need it.
The Government is moving forward with the improved processing of immigration applications to ensure Canada has the skilled workforce needed to remain productive and competitive. At the same time, the Government will continue to explore ways to ensure the immigration program is aligned with labour market needs. Efforts will be made to improve the recognition of credentials that foreign workers bring with them. This could be achieved through the development of a comprehensive and consistent approach across the country, starting with regulated professions where shortages are the most acute. More will also be done to attract top international students to Canada and to increase the uptake of immigrant settlement programs.
Removing restrictions to labour mobility is even more critical during the current period of global economic instability. The Government encourages the premiers and territorial leaders to achieve their goal of amending the Agreement on Internal Trade by January 1, 2009 so as to achieve “full mobility for all Canadians” by April 1, 2009.
Increasing labour market participation, especially of under-represented groups, continues to be a government priority. In particular, the Government will seek opportunities to reach out to a growing Aboriginal population to match the demands created by resource development and the overall tightening of the national labour market over the next decade.

Improving Opportunities for Workers
The Government is:
•	Investing in education and training by providing long-term support for post-secondary education, introducing the new Canada Student Grant and modernizing the Canada Student Loans Program.
•	Implementing the Canadian Experience Class and streamlining Canada’s immigration system to better respond to the needs of the Canadian labour market.
•	Making significant investments in labour market training so that training and skills development opportunities are more widely available to Canadian workers.
Strengthening Financial Markets
The Government has a high priority agenda in the area of financial sector policy to address the causes of the current international financial crisis and to reform the global financial system to prevent a similar crisis from happening again.
On November 15, the leaders of the G20 countries met in Washington, DC, for the Summit on Financial Markets and the World Economy. The discussion focused on the causes of the global financial crisis and weakening economic growth across all countries, actions required to stabilize financial markets and growth, and reforms to prevent future crises. The causes of the crisis include both microeconomic factors, such as weak national regulatory regimes, and macroeconomic influences, such as inconsistent monetary, fiscal and exchange rate policies that led to significant global current account imbalances. G20 Leaders committed to a further easing in monetary and fiscal policy to promote economic growth, while maintaining a policy framework conducive to fiscal sustainability.
Canada pushed for progress in four key areas: action to address both the micro and macro causes of the crisis, a commitment to strengthen domestic financial regimes, agreement to conduct transparent international assessments of national financial systems, and a commitment to resist protectionism and maintain open markets. All four were supported by G20 Leaders. Canada was able to lead from a position of strength, as our sound macroeconomic policy framework and regulatory system has helped us weather the crisis better than many other countries. Finance Ministers were tasked with implementing a detailed action plan, with a Leaders Summit expected to take place by April 30, 2009. (see the box entitled “Excerpt From the Declaration of the Summit on Financial Markets and the World Economy”).

As noted earlier, the Government is taking immediate steps to strengthen its ability to respond to unforeseen events that could threaten the stability of the financial system, by ensuring that it has the same range of powers as other G7 countries.
Looking forward, the implementation of the G20 agenda will involve work by an array of federal government entities, which will need to be undertaken in close cooperation with other governments and regulatory agencies in Canada and abroad. Canada will be able to provide leadership in this process from a position of strength, given its sound financial system, solid experience and prudent regulatory practices.
However, the current turmoil has highlighted a clear deficiency in the Canadian framework: securities regulation. The securities regulation framework urgently needs reform for several reasons.
First, our current system of 13 securities regulators is simply too cumbersome and unwieldy when quick and decisive action is needed. In a recently completed review of Canada’s financial system, the IMF concluded that “a single regulator would allow policy development to be streamlined, allowing Canada to respond more quickly to local and global developments.” Securities regulators must be able to respond rapidly to risks to the financial system as they arise, such as abusive short selling of the stocks of financial institutions, or the lack of transparency in the asset-backed commercial paper market. But this is not possible in Canada at the moment.
Second, the lack of a strong national financial stability mandate for securities regulation is another major gap in the regulation of Canada’s financial system. Experience shows that systemic risks can arise from all parts of the financial sector, not just federally regulated financial institutions.
Third, in times of crisis, Canada needs to be able to move in a coordinated and expedited fashion with the international community. This is impossible with 13 securities regulators in Canada. Canada is at a disadvantage internationally by not having a single securities regulator with a mandate to speak for Canada on securities matters.
The Government will soon receive the report of the Expert Panel on Securities Regulation on the best way forward to improve the content, structure and enforcement of securities regulation in Canada. The Government is determined to move forward with those recommendations expeditiously and invites all participants to join this important initiative.

Excerpt from the Declaration of the Summit on Financial Markets and the World Economy
Strengthening Transparency and Accountability: We will strengthen financial market transparency, including by enhancing required disclosure on complex financial products and ensuring complete and accurate disclosure by firms of their financial conditions. Incentives should be aligned to avoid excessive risk taking.
Enhancing Sound Regulation: We pledge to strengthen our regulatory regimes, prudential oversight, and risk management, and ensure that all financial markets, products and participants are regulated or subject to oversight, as appropriate to their circumstances. We will exercise strong oversight over credit rating agencies, consistent with the agreed and strengthened international code of conduct. We will also make regulatory regimes more effective over the economic cycle, while ensuring that regulation is efficient, does not stifle innovation, and encourages expanded trade in financial products and services. We commit to transparent assessments of our national regulatory systems.
Promoting Integrity in Financial Markets: We commit to protect the integrity of the world’s financial markets by bolstering investor and consumer protection, avoiding conflicts of interest, preventing illegal market manipulation, fraudulent activities and abuse, and protecting against illicit finance risks arising from non-cooperative jurisdictions. We will also promote information sharing, including with respect to jurisdictions that have yet to commit to international standards with respect to bank secrecy and transparency.
Reinforcing International Cooperation: We call upon our national and regional regulators to formulate their regulations and other measures in a consistent manner. Regulators should enhance their coordination and cooperation across all segments of financial markets, including with respect to cross-border capital flows. Regulators and other relevant authorities as a matter of priority should strengthen cooperation on crisis prevention, management, and resolution.
Reforming International Financial Institutions: We are committed to advancing the reform of the Bretton Woods Institutions so that they can more adequately reflect changing economic weights in the world economy in order to increase their legitimacy and effectiveness. In this respect, emerging and developing economies, including the poorest countries, should have greater voice and representation. The Financial Stability Forum (FSF) must expand urgently to a broader membership of emerging economies, and other major standard setting bodies should promptly review their membership. The IMF, in collaboration with the expanded FSF and other bodies, should work to better identify vulnerabilities, anticipate potential stresses, and act swiftly to play a key role in crisis response.

Improving Competitiveness
The Canadian economy currently faces extraordinary challenges as a result of global financial volatility. Restructuring was already underway in a number of sectors in response to rising international competition, volatile energy prices and currency fluctuations. This has made for some difficult adjustments by workers and businesses across the country, particularly in the manufacturing sector. The Government will consider measures to ensure that firms are able to compete, keeping in mind the need to ensure that any measure improves the long-term viability of firms, is provided on commercial or near-commercial terms, and serves the interests of Canadian taxpayers.
The Government will consult with Canadians on policies to address cyclical economic challenges while improving the long-term competitiveness of the economy. In a period of global restructuring, Canada has an opportunity to capture an increasing share of investment by proving itself to be a world-leading location for doing business. In order to be successful in increasing investment that will create better prospects for economic growth and help the country emerge from the global economic downturn as an even stronger force, Canada must continue to improve the competitiveness of the tax system, improve support for business investment and expansion at home and in the international marketplace, and lever our investments in public research into business opportunities.
Competitive Taxation
Competitive taxes help Canada foster new investment and attract the highly skilled workers that are essential for building a stronger economy and raising standards of living. They are more important now than ever, during these times of economic uncertainty.
The tax reductions implemented by the Government since 2006 mean that in 2009-10, Canadians and Canadian businesses will pay $31 billion less in taxes—the equivalent of nearly 2 per cent of our gross domestic product. As resources permit, the Government will implement further broad-based tax relief—with an emphasis on personal income taxes.
The Government is encouraging provinces to help enhance Canada’s position as a country of choice for new investment, by replacing harmful provincial retail sales taxes with value-added taxes harmonized with the federal goods and services tax (GST) and reducing provincial corporate income tax rates.

Again, working with provinces and territories, the Government will consider options to further lower the “welfare wall” by building on progress made with the Working Income Tax Benefit.
The Government will consider the recommendations of the Advisory Panel on Canada’s System of International Taxation, expected in December, to improve the fairness and competitiveness of Canada’s international tax rules, and will further reduce the tax compliance burden, which will free up resources for businesses to spend on more productive activities.

Tax Relief to Stimulate the Economy
The Government has reduced taxes in every way that revenues are collected. Tax reductions total almost $200 billion—including almost $140 billion for individuals—over 2007–08 and the following five fiscal years.
In particular, the Government:
•	Has reduced the GST from 7 to 5 per cent, providing tax relief to all Canadians, including those who do not earn enough to pay personal income taxes.
•	Is making Canada’s business tax environment more competitive by reducing the general corporate income tax rate to 15 per cent by 2012, which will help Canada to achieve the lowest overall tax rate on new business investment in the G7 by 2010.
•	Has reduced the lowest personal income tax rate and increased the amount that individuals can earn before paying taxes.
•	Has implemented the Working Income Tax Benefit, which is strengthening work incentives for low-income Canadians.
•	Has introduced the Tax-Free Savings Account, which will improve incentives for Canadians to save.
•	Is providing temporary accelerated capital cost allowance treatment for investment in machinery and equipment in the manufacturing and processing sector to help the sector meet current economic challenges and improve long-term prospects.

Supporting Business Investments and Opportunities in New Markets
The Government recognizes the profound challenges confronting the manufacturing sector and the significant restructuring that is occurring, and is acting to improve the conditions for investments and jobs. Manufacturers are taking steps to secure their long-term success, and the Government has provided substantial support to assist them. The Government will continue to take actions that will help viable firms position themselves for long-term competitiveness.
The Government is taking action to support continued investment by businesses in all sectors by:
•	Providing $700 million in additional capital to increase the credit capacity of Export Development Canada and the Business Development Bank of Canada to better serve the needs of Canadian businesses during a period of constrained credit availability.
•	Implementing a new private-sector-managed, later-stage venture capital fund, with $75 million from Budget 2008 for the Business Development Bank of Canada to increase investments in leading-edge, growing companies.
•	Eliminating tariffs on imported machinery and equipment as soon as possible to encourage capital investment and increased efficiency.
Actions have also been announced that will assist the automotive industry, where innovation is critical for long-term competitiveness, through an increase in support available under the Automotive Innovation Fund. Future actions will be coordinated with other governments, companies and workers to secure a viable industry in Canada.
Future actions have also been announced that will assist the aerospace sector, traditional industries, and regional economies.
In the coming months, the Government will take action to improve the conditions for investment in Canada and help create opportunities in the international marketplace by:
•	Moving ahead quickly to respond to the recommendations of the Competition Policy Review Panel to modernize and improve the effectiveness of Canada’s competition laws and policies for business.

•	Aggressively opening markets abroad for Canadian goods, services and investment through the conclusion of ongoing trade negotiations and the launch of new initiatives such as an economic partnership with the European Union.
In these tougher economic times, businesses are demanding that governments work in more efficient ways. Canadians need regulatory environments that encourage entrepreneurial risk taking, while ensuring stability, a clean environment and safe products. The Government will continue to seek input from businesses on ways that it can reduce unnecessary costs and delays.
•	Federal regulatory departments and agencies are reducing the paper burden by 20 per cent.
•	A Major Projects Management Office is providing a single window on the federal regulatory process for large resource projects.
Productivity gains derived from the development and application of innovative ideas and practices will be critical to ensuring that the economy continues to grow. Companies that invest now in research and leading-edge processes will be better positioned to take advantage of the recovery. Actions in the last three budgets will have raised support for science and technology by $2 billion by 2009–10. The Government will continue investing in world-class science and technology projects and centers, and improving the linkages between public research and private sector needs to create business opportunities.
The Government is taking decisive action now to address challenges faced by Canadian businesses as they restructure in response to changes in the domestic and global economy. Priorities for future action are accelerating infrastructure investments, improving opportunities for workers, strengthening financial markets, and improving competitiveness, including competitive taxation. The Government will consult with Canadians on these priorities as it develops measures for Budget 2009.

Fiscal Projection

Highlights
✓	The Government is planning on balanced budgets for the Current and next five years, although given the downside risks, balanced budgets cannot be guaranteed.

✓	Weaker economic growth has significantly reduced expected revenues.

✓	Program expenses in 2008–09 are expected to be lower than projected in Budget 2008, but in 2009–10 they are expected to be higher than projected in the budget, largely reflecting increased transfers to persons and other levels of government. Public debt charges are lower than projected in both years due to lower projected interest rates.

✓	After taking into account the actions proposed in this Economic and Fiscal Statement, the projected surplus is $0.8 billion in 2008–09, $0.1 billion in 2009–10 and $0.1 billion in 2010–11. The projected surplus rises to $1.1 billion in 2011–12, $4.2 billion in 2012–13 and $8.1 billion in 2013–14.

✓	The tax burden, as measured by total revenues as a share of gross domestic product (GDP), is projected to decline from 15.8 per cent in 2007–08 to 15.2 per cent by 2013–14—its lowest ratio in nearly 50 years.

✓	Program expenses are projected to increase temporarily from 13.0 per cent of GDP in 2007–08 to 13.4 per cent in 2009–10, reflecting weaker economic growth. Over the medium term, program spending is projected to grow in line with the economy.

✓	Public debt charges are projected to be relatively flat as a share of GDP over the forecast horizon, at around 2.0 per cent, before falling to 1.8 per cent in 2013–14.

Introduction
This chapter presents the Government’s fiscal projections for 2008–09 to 2013–14.
•	The fiscal projections reflect financial results through September 2008 and were based on the average private sector economic forecast of November 14, 2008.
•	The fiscal projections of four private sector organizations are presented separately, allowing a comparison between different views on the fiscal outlook. The four private sector organizations used their own economic assumptions to prepare their fiscal projections. These forecasts were prepared in early November. Private sector projections are presented for the current and next five years.
•	An analysis of the sensitivity of the fiscal projections to economic changes and to specific fiscal risks is also presented in this chapter.

Changes in the Fiscal Outlook Since the February 2008 Budget
Table 3.1
Summary of Changes in the Fiscal Outlook Since the February 2008 Budget

	Actual	Projection
	2007-08	2008-09	2009-10
	(billions of dollars)
February 2008 budget underlying surplus	10.2	2.3	1.3
Impact of economic and fiscal developments
Budgetary revenues
Personal income tax	0.5	0.3	-4.0
Corporate income tax	-1.8	-2.8	-3.5
Other income tax	-0.2	-0.1	-0.6
Goods and services tax	-0.8	-0.7	-1.2
Other revenues	0.1	0.0	0.4

Total revenues	-2.1	-3.2	-8.9
Program expenses[1]
Major transfers to persons	0.1	-0.4	-1.2
Major transfers to other levels of government[2]	-0.4	-0.1	-0.4
Direct program expenses	2.0	1.3	0.4

Total program expenses	1.7	0.9	-1.1
Public debt charges	-0.2	0.2	2.8
Total economic and fiscal developments	-0.6	-2.1	-7.2
Impact of actions in this Statement		0.6	6.0
Revised surplus	9.6	0.8	0.1

Note: Totals may not add due to rounding.

[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.

[2]	Includes putting Equalization on a sustainable growth path.

The Government’s fiscal situation is now weaker than projected at the time of the February 2008 budget. This is primarily due to downward revisions to the economic forecast, which has resulted in lower projected revenues. The negative impact is lessened by actions the Government is taking to protect its fiscal position. Table 3.1 shows the changes to the Government’s fiscal position as a result of both economic and fiscal developments since the February 2008 budget and the actions taken in this Statement.
In Budget 2008, the underlying surplus was estimated at $10.2 billion for 2007–08, $2.3 billion for 2008–09 and $1.3 billion for 2009–10. The final budgetary surplus for 2007–08, at $9.6 billion, was $0.6 billion lower than forecast, as lower-than-expected tax revenues were largely offset by lower-than-expected program expenses.
Based on economic and fiscal developments since Budget 2008, revenues are now projected to be $3.2 billion lower in 2008–09 and $8.9 billion lower in 2009–10. The downward revisions reflect both the weaker-than-expected 2007–08 results and the weaker economic outlook. The downward revisions in 2008–09 are driven by revisions to the corporate income tax forecast. For 2009–10, all major revenue streams have been revised down, reflecting the weaker economic outlook.
Total program expenses before actions are expected to be lower in 2008–09 than projected in Budget 2008, largely as a result of lower-than-expected direct program expenses. In 2009–10, program expenses are higher than projected as increased Employment Insurance costs and elderly benefits outweigh a small downward revision in direct program expenses. Equalization costs in both years are somewhat higher than projected in the budget.
Major transfers to persons are expected to be somewhat higher than projected in the budget in 2008–09 and 2009–10 due to higher projected inflation as well as increased costs for the Employment Insurance program reflecting a weaker projected labour market. Transfers to other levels of government have been adjusted to reflect the changes to the Equalization program outlined by the Minister of Finance at the November 3, 2008 Federal-Provincial-Territorial Finance Ministers Meeting. Specifically, Equalization has been put on a growth path that is in line with the economy, and is projected to be higher than forecast in Budget 2008.

Direct program expenses before actions are expected to be $1.3 billion lower than projected in the budget in 2008–09, as lower-than-expected departmental spending in 2007–08 is expected to continue in 2008–09. Public debt charges are expected to be $0.2 billion lower than forecast in the budget in 2008–09 and $2.8 billion lower than forecast in 2009–10 due to lower projected interest rates.
The Government is taking steps to maintain a balanced budget over the coming period of lower growth, although balanced budgets cannot be guaranteed. The impact of fiscal actions taken over this and the next five years is summarized in Table 3.2.
As noted in Chapter 2, actions have been taken to support the availability of longer-term credit by purchasing up to $75 billion in insured mortgage pools through Canada Mortgage and Housing Corporation under the Insured Mortgage Purchase Program. This program has the effect of increasing public debt and therefore public debt charges. As the interest rate charged by the Government is higher than the federal cost of borrowing, revenues from this program more than offset the increase in debt charges. The net gain from this program is expected to be $0.2 billion in 2008–09, increasing to $1.1 billion in 2009–10, and decreasing thereafter. The projected budgetary balance is also improved by actions taken to ensure effective management of government spending and appropriate public sector compensation, and reduced by a temporary reduction in Registered Retirement Income Fund (RRIF) withdrawals as described in Chapter 2.
In summary, changes since the February 2008 budget result in a revised underlying surplus of $0.8 billion in 2008–09 and $0.1 billion in
2009–10.

Table 3.2
Actions Affecting the Budgetary Balance

	2008 2009	–	2009 2010	–	2010 2011	–	2011 2012	–	2012 2013	–	2013 2014	–
	(billions of dollars)
Insured Mortgage Purchase
Program (IMPP)
Increase in revenue	0.5		3.3		3.3		3.2		3.2		2.4
Increase in public debt charges[1]	-0.3		-2.3		-2.6		-2.8		-2.9		-2.2

Net IMPP	0.2		1.1		0.7		0.4		0.3		0.3
Effective management of government spending[1]			4.3		1.9		1.6		1.1		1.1
Appropriate public sector compensation[1]	0.6		0.6		0.9		1.0		1.0		1.0
Temporary reduction in RRIF minimum withdrawals	-0.2

Total fiscal actions	0.6		6.0		3.5		3.0		2.4		2.4

Note: Totals may not add due to rounding.

[1]	A positive number implies a decrease in spending and an improvement in the budgetary balance. A negative number implies an increase in spending and a deterioration in the budgetary balance.

Summary of Fiscal Projections
Table 3.3
Summary Statement of Transactions

	Actual		Projection
	2007 2008	–	2008 2009	–	2009 2010	–	2010 2011	–	2011 2012	–	2012 2013	–	2013 2014	–

	(billions of dollars)
Budgetary revenues	242.4		239.0		248.5		258.9		270.9		283.9		297.3
Program expenses	199.5		206.6		216.5		224.6		233.4		243.2		253.0
Public debt charges	33.3		31.6		31.9		34.3		36.5		36.5		36.2

Total expenses	232.8		238.2		248.4		258.8		269.8		279.7		289.1
Surplus	9.6		0.8		0.1		0.1		1.1		4.2		8.1
Federal debt[1]	457.6		456.8		456.7		456.6		455.5		452.5		449.5
Per cent of GDP
Budgetary revenues	15.8		14.9		15.4		15.3		15.2		15.2		15.2
Program expenses	13.0		12.9		13.4		13.3		13.1		13.0		12.9
Public debt charges	2.2		2.0		2.0		2.0		2.1		2.0		1.8
Total expenses	15.2		14.9		15.4		15.3		15.2		15.0		14.7
Federal debt	29.8		28.5		28.3		27.1		25.6		24.2		22.9

Note: Totals may not add due to rounding.

[1]	Based on planned debt reduction of $3 billion per year in 2012–13 and 2013–14.
Table 3.3 summarizes the Government’s fiscal projections for the current and next five fiscal years. The underlying surplus is projected to be $0.8 billion in 2008–09, $0.1 billion in 2009–10 and $0.1 billion in 2010–11. It rises to $1.1 billion in 2011–12, $4.2 billion in 2012–13 and $8.1 billion in 2013–14.

A useful perspective on movements in tax revenues can be obtained by examining the revenue ratio—total revenues collected by the federal government in relation to total income in the economy (GDP). This ratio is a proxy for the overall federal “tax burden.”
The revenue ratio is projected to decline from 15.8 per cent in 2007–08 to 15.2 per cent by 2013–14—its lowest ratio in nearly 50 years. In 2008–09, the ratio is projected to decline by nearly a full percentage point, to 14.9 per cent. This sharp decline reflects both corporate income tax and goods and services tax (GST) rate reductions. In addition, the projection assumes a one-time negative impact on corporate income tax revenues this year, due to a significant increase in corporate losses, which can be carried back three years. The increase in 2009–10 is due in part to a sharp increase in revenues from the Insured Mortgage Purchase Program discussed in Chapter 2.

As shown in Chart 3.2, program expenses as a share of GDP rose rapidly between 2000–01 and 2004–05. This trend was reversed in 2005–06. Program expenses are projected to remain below 13 per cent of GDP this year. Program expenses as a share of GDP are expected to increase in 2009–10. However, this reflects weaker projected GDP growth rather than a significant rise in the level of government expenditures. Aside from Employment Insurance benefits, which are one of the economy’s main automatic stabilizers, providing income replacement benefits to individuals who lose their jobs during times of economic weakness, federal program expenses are largely invariant to the economic cycle. Infrastructure spending, however, is expected to increase significantly, accounting for close to one-fifth of the increase in program expenses.
As GDP growth recovers, the ratio falls gradually over each year of the forecast horizon to 12.9 per cent by 2013–14. Public debt charges as a share of GDP are relatively flat over the forecast horizon at around 2.0 per cent before falling to 1.8 per cent in 2013–14.
The Government is committed to limiting growth in program spending, on average, to below the rate of growth of the economy over the medium term. Overall program spending is projected to increase 4.1 per cent annually over the next five years, in line with expected growth in nominal GDP.

Outlook for Budgetary Revenues
Table 3.4
Revenue Outlook

	Actual		Projection
	2007	–	2008	–	2009	–	2010	–	2011	–	2012	–	2013	–
	2008		2009		2010		2011		2012		2013		2014
	(millions of dollars)
Tax revenues
Income tax
Personal income tax	113,063		118,685		121,460		127,365		135,445		143,290		151,330
Corporate income tax	40,628		34,080		33,090		35,390		35,750		36,765		38,950
Other income tax	5,693		5,815		5,525		6,015		6,220		6,510		6,860

Total income tax	159,384		158,580		160,070		168,770		177,410		186,560		197,145
Excise taxes/duties
Goods and services tax	29,920		26,840		27,640		29,060		30,485		31,895		33,465
Customs import duties	3,903		4,200		4,355		4,640		4,940		5,240		5,530
Other excise taxes/duties	10,384		10,770		10,520		10,230		10,095		10,285		10,225

Total excise taxes/duties	44,207		41,815		42,520		43,930		45,520		47,420		49,220
Total tax revenues	203,591		200,395		202,590		212,700		222,930		233,980		246,365
Employment Insurance premium revenues	16,558		16,500		17,350		17,675		17,670		18,110		18,690
Other revenues	22,271		22,135		28,550		28,525		30,340		31,840		32,205
Total budgetary revenues	242,420		239,030		248,490		258,895		270,940		283,930		297,260
Per cent of GDP
Personal income tax	7.4		7.4		7.5		7.5		7.6		7.7		7.7
Corporate income tax	2.6		2.1		2.0		2.1		2.0		2.0		2.0
Goods and services tax	1.9		1.7		1.7		1.7		1.7		1.7		1.7

Total tax revenues	13.3		12.5		12.5		12.6		12.5		12.5		12.6
Employment Insurance premium revenues	1.1		1.0		1.1		1.0		1.0		1.0		1.0
Other revenues	1.5		1.4		1.8		1.7		1.7		1.7		1.6

Total	15.8		14.9		15.4		15.3		15.2		15.2		15.2
Total absent Insured
Mortgage Purchase Program	15.8		14.9		15.2		15.2		15.1		15.0		15.0

Note: Totals may not add due to rounding.

Table 3.4 sets out the Government’s projection for budgetary revenues. Budgetary revenues are expected to decline by 1.4 per cent in 2008–09, largely due to corporate income tax and GST rate reductions. In addition, the projection assumes a one-time negative impact on corporate income tax revenues this year due to a significant increase in corporate losses, which can be carried back three years. Revenues are projected to increase by 4.0 per cent in 2009–10, boosted by the effect of the Insured Mortgage Purchase Program. With the projected recovery in nominal GDP growth over the remainder of the planning period, revenue growth is projected to average 4.6 per cent per year starting in 2010–11.
Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $5.6 billion, or 5.0 per cent, to $118.7 billion in 2008–09. Over the planning period, personal income tax revenues increase somewhat faster than growth in GDP, reflecting the progressive nature of the income tax system combined with real income gains.
Corporate income tax revenues, which grew 7.6 per cent in 2007–08, are expected to decline by 16.1 per cent, to $34.1 billion, in 2008–09, reflecting the 1.5-percentage-point reduction in the general corporate income tax rate, the acceleration of the reduction in the small business rate to 11 per cent and the elimination of the corporate surtax, all effective January 1, 2008. In addition, corporate income tax refunds are expected to increase sharply this year, as corporations with large losses apply these losses to taxable income from previous tax years. In
2009–10, corporate income tax revenues are projected to decline by 2.9 per cent, mainly reflecting a projected decline in profits in 2009, as well as an additional 0.5-percentage-point reduction in the general corporate income tax rate effective January 1, 2009. Over the remainder of the planning period, corporate income tax revenue growth is projected to average 4.2 per cent per year, as stronger projected growth in profits is partially offset by ongoing income tax rate reductions through 2012.
Other income tax revenues—largely withholding taxes levied on nonresidents—are expected to increase by 2.1 per cent to $5.8 billion in 2008–09. Other income tax revenues are projected to decline in 2009–10, reflecting the impact of a slowing economy, the impact of the phase-out of the withholding tax on non-arm’s length interest payments to the U.S. under the Fifth Protocol to the Canada-U.S. Tax Treaty, and the elimination as of 2008 of the withholding tax on arm’s length interest payments to all non-residents.

GST revenues are expected to decline by 10.3 per cent to $26.8 billion in 2008–09, largely reflecting the reduction in the GST rate to 5 per cent effective January 1, 2008. GST revenues are generally projected to grow in line with the taxable consumption base starting in 2009–10.
Customs import duties are projected to increase by 7.6 per cent to $4.2 billion in 2008–09, consistent with projected growth in imports. Growth in both imports and customs import duties is projected to moderate to below 4 per cent in 2009–10, then to return to an annual average of about 6 per cent over the remainder of the planning period.
Other excise taxes and duties are projected to increase by 3.7 per cent in 2008–09, to $10.8 billion. Other excise taxes and duties are projected to decline, on average, over the remainder of the planning period, due in part to projected declines in tobacco consumption.
Employment Insurance (EI) premium revenues are expected to decline by 0.4 per cent to $16.5 billion in 2008–09, reflecting the decline in the premium rate from $1.80 to $1.73 per $100 of insurable earnings effective January 1, 2008, and the recent announcement that the rate will be maintained at $1.73 per $100 of insurable earnings in 2009. Consistent with the break-even principle, EI premiums are assumed to match projected EI program costs from 2010 to 2014. Once the legislation governing the new EI financing regime introduced in Budget 2008 is brought into force, the premium rate will be set by the Canada Employment Insurance Financing Board, such that EI revenues and expenditures break even over time.
Other revenues include those of consolidated Crown corporations, net gains/losses from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. In 2008–09, other revenues are expected to decrease by 0.6 per cent to $22.1 billion. Other revenues are projected to increase significantly by 29.0 per cent in 2009–10, largely due to the revenues associated with purchasing insured mortgage pools under the Insured Mortgage Purchase Program.

Outlook for Program Expenses
Table 3.5
Program Expenses Outlook

	Actual		Projection
	2007	–	2008	–	2009	–	2010	–	2011	–	2012	–	2013	–
	2008		2009		2010		2011		2012		2013		2014

	(millions of dollars)
Major transfers to persons
Elderly benefits	31,955		33,495		35,195		36,695		38,565		40,785		42,905
Employment Insurance benefits[1]	14,298		15,415		16,575		16,335		16,325		16,720		17,250
Children’s benefits	11,894		11,930		12,065		12,305		12,420		12,475		12,540

Total	58,147		60,840		63,835		65,330		67,315		69,980		72,690
Major transfers to other levels of government
Federal transfers in support of health and social programs	31,346		33,325		35,105		36,860		38,715		40,680		42,750
Fiscal arrangements[2]	14,603		15,110		15,940		16,490		17,105		17,940		18,850
Other	2,145
Alternative Payments for Standing Programs	-2,720		-3,155		-3,225		-3,405		-3,610		-3,825		-4,010
Canada’s cities and communities	778		1,000		2,000		2,000		2,000		2,000		2,000

Total	46,152		46,285		49,820		51,950		54,210		56,790		59,590
Direct program expenses	95,199		99,515		102,865		107,270		111,835		116,425		120,680
Total program expenses	199,498		206,640		216,520		224,550		233,355		243,195		252,965
Per cent of GDP
Major transfers to persons	3.8		3.8		4.0		3.9		3.8		3.7		3.7
Major transfers to other levels of government	3.0		2.9		3.1		3.1		3.0		3.0		3.0
Direct program expenses	6.2		6.2		6.4		6.4		6.3		6.2		6.2
Total program expenses	13.0		12.9		13.4		13.3		13.1		13.0		12.9

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI program costs (amounting to $1.7 billion in 2006-07) relate to administration costs.

[2]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.

Table 3.5 provides an overview of the Government’s projections for program expenses. Program expenses are expected to grow by 3.6 per cent in 2008-09 and 4.8 per cent in 2009-10. Growth is expected to average 4.1 per cent per year over the planning period.
Program expenses consist of three major components: major transfers to persons, major transfers to other levels of government and direct program expenses.
Major transfers to persons consist of elderly, EI and children’s benefits.
•	Elderly benefits are projected to grow by $1.5 billion, or 4.8 per cent, to $33.5 billion in 2008-09. In the following five years, elderly benefits are projected to grow by an average of 5.1 per cent per year, reflecting the growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	EI benefits are projected to increase by 7.8 per cent to $15.4 billion in 2008-09 and by another 7.5 per cent to $16.6 billion in 2009-10, reflecting projected significant increases in the number of unemployed as well as the indexation of maximum insurable earnings to the growth in the average industrial wage, which results in growth in the maximum weekly benefit.

•	Children’s benefits, which consist of the Canada Child Tax Benefit (CCTB) and the Universal Child Care Benefit, are expected to remain at $11.9 billion in 2008-09. The growth in children’s benefits is largely determined by the growth in the number of children and changes in consumer prices, to which the CCTB is indexed, offset by growth in incomes.
Major transfers to other levels of government in 2008-09 are projected to be $0.1 billion, or 0.3 per cent, higher than in 2007-08. The $2.0-billion increase in transfers in support of health and social programs and the $0.5-billion increase in fiscal arrangements in 2008-09 more than offset the one-time payments totalling $2.1 billion in 2007-08 to provinces and territories in support of community development, public transit, police officer recruitment and carbon storage. Over the next five years, major transfers to other levels of government are projected to increase from $46.3 billion in 2008-09 to $59.6 billion in 2013-14, averaging 5.2-per-cent growth per year. This growth reflects the impact of rising transfers for health, Equalization and Territorial Formula Financing.

Equalization has been put on a new sustainable growth path and will grow in line with the economy, increasing to $14.2 billion in 2009-10 from $13.6 billion in 2008-09. The growth in overall entitlements for 2009-10 is based on the average annual growth of GDP in 2007, 2008 and 2009.
Direct program expenses include expenses for National Defence and Crown corporations, transfers administered by departments (for example transfers for farm income support and Aboriginal programming) and departmental operating costs. The growth in direct program expenses reflects the impact of previous measures as no increases to direct program expenses are being introduced in this Statement. Direct program expenses are projected to grow by $4.3 billion or 4.5 per cent in 2008-09 and by $3.4 billion or 3.4 per cent in 2009-10. This includes significant growth in infrastructure funding, as outlined in Chapter 2.

Debt-to-GDP Ratio on Track to 25 Per Cent by 2012-13
The federal debt-to-GDP ratio, which measures the debt in relation to the size of the economy, stood at 29.8 per cent in 2007-08, its lowest level since 1981-82. Taking into account planned debt reduction, along with the projected growth of the economy, the debt-to-GDP ratio is expected to fall below 25 per cent in 2012-13, one year later than projected in Budget 2008.

Private Sector Five-Year Fiscal Projections
To provide context for the Government’s fiscal projections, four private sector organizations developed their own fiscal projections based on existing policy: the Conference Board of Canada, the Policy and Economic Analysis Program of the University of Toronto, Global Insight and the Centre for Spatial Economics.
The four organizations prepared their fiscal projections based on their own individual economic forecasts and information publicly available as of early November. The forecasts for direct program expenses and transfers to other levels of government were provided by the Department of Finance. The private sector organizations were asked to set EI premiums at levels sufficient to cover EI program costs from 2010 onwards. In preparing its fiscal projections, the Government had access to financial results for September 2008, which were not available to the four private sector organizations when they completed their projections.
In addition, the private sector projections, shown in Chart 3.4, were subsequently raised by the net impact of actions announced in this Statement, which are $0.6 billion in 2008-09, $6.0 billion in 2009-10 and $2.4 billion by 2013-14 (Table 3.2). While these adjustments raise the projected budgetary balance levels, as shown in Chart 3.5, they do not have an impact on the variation among the private sector projections.

The range between the lowest and highest projection is $1.3 billion in 2008-09 and $11.6 billion in 2009-10. The significant range between projections in 2009-10 is primarily due to very different views of the extent of the economic slowdown in 2009. The range narrows over the planning period as all four organizations project a recovery in economic conditions.
The range in the private sector fiscal forecasts highlights the uncertainty around the economic and fiscal forecasts. Small changes in revenues and expenditures can lead to significant changes in the Government’s budgetary balance. For example, if both revenues and expenses differ by 1 per cent from what was projected in 2008-09, the impact on the Government’s budgetary balance would be $4.8 billion.
Chapter 1 describes the risks to the economic forecast. Changes in economic conditions have a direct impact on the Government’s budgetary balance. In addition, the translation of economic developments into changes in spending and tax revenues includes a degree of uncertainty. The following two sections provide an overview of the sensitivity of the fiscal situation to both of these sources of uncertainty.

Sensitivity of the Budget Balance to Economic Shocks
Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:
•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point decrease in all interest rates.
These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components. EI premium rates are assumed to be fixed during the first calendar year in which the shock occurs, and to adjust for subsequent years, such that EI revenues exactly offset program expenses, consistent with legislation governing EI rate setting. Equal and opposite impacts would result from an increase of equal magnitude in real or nominal GDP growth and interest rates.

Table 3.6
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5

	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.7	-1.8	-2.1
Corporate income tax	-0.4	-0.4	-0.4
Goods and services tax	-0.3	-0.3	-0.3
Other tax revenues	-0.2	-0.2	-0.2

Total tax revenues	-2.6	-2.7	-3.1

Employment Insurance premium revenues	-0.1	0.7	0.8
Other revenues	0.0	0.0	0.0
Total budgetary revenues	-2.7	-2.0	-2.4

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.6	0.6	0.7
Children’s benefits	0.0	0.0	0.0

Total	0.6	0.6	0.7

Other program expenses	-0.1	-0.2	-0.4
Public debt charges	0.0	0.1	0.4
Total expenses	0.5	0.6	0.7

Budgetary balance	-3.2	-2.6	-3.1

Note: Numbers may not add due to rounding.

A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.2 billion in the first year, $2.6 billion in the second year and $3.1 billion in the fifth year.
•	Tax revenues from all sources fall by a total of $2.6 billion in the first year, $2.7 billion in the second year and $3.1 billion by the fifth year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•	For the purpose of the simulations, it is assumed that EI premium rates are increased in the second year such that EI premiums cover EI program costs, which are higher due to the weaker economy.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).

Table 3.7
Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5

	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.7	-1.5	-1.5
Corporate income tax	-0.4	-0.4	-0.4
Goods and services tax	-0.3	-0.3	-0.3
Other tax revenues	-0.2	-0.2	-0.2

Total tax revenues	-2.6	-2.4	-2.5

Employment Insurance premium revenues	-0.1	-0.1	-0.1
Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-2.7	-2.6	-2.8

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.4	-0.4
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	-0.1	-0.1	-0.1

Total	-0.4	-0.6	-0.6

Other program expenses	-0.3	-0.4	-0.8
Public debt charges	-0.3	0.1	0.2
Total expenses	-1.0	-0.8	-1.2

Budgetary balance	-1.7	-1.7	-1.6

Note: Numbers may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.7 billion in the first year, $1.7 billion in the second year and $1.6 billion in the fifth year.
•	Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks. EI premium revenues decrease marginally in the price shock in response to lower earnings. However, unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.
•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.
Table 3.8
Estimated Impact of a Sustained 100-Basis-Point Decrease in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)
Federal revenues	-0.7	-0.9	-1.3
Federal expenses	-1.5	-2.1	-2.7

Budgetary balance	0.8	1.2	1.4

Note: Numbers may not add due to rounding.
A decrease in interest rates raises the budgetary balance by $0.8 billion in the first year, $1.2 billion in the second and $1.4 billion in the fifth. The improvement stems entirely from decreased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at lower rates. Moderating the overall impact is a fall in revenues associated with the decrease in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues. This becomes significant in the fifth year, rising to $1.3 billion.

Risks to the Fiscal Projections
Additional uncertainty also arises from the translation of economic forecasts into spending and tax revenue projections, as growth in tax bases does not always translate in a predictable way into tax revenues.
The following are the key sources of uncertainty:
•	Personal and corporate income tax revenues are sensitive to changes in investment income and taxable capital gains income, both of which can vary significantly with changes in market conditions and are subject to taxpayers’ decisions to realize capital gains or losses. Unlike wages and salaries, where personal income tax is withheld at source, information on the impact of changes in investment and capital gains income in 2008 will only be available when returns are filed in the spring of 2009. The delay is even longer for information on corporate income taxes. To the extent that current and future market conditions have a greater impact on investment and capital gains income than projected, personal and corporate income tax revenues will be lower.

•	Net corporate profits are projected to decline in 2009. This could lead to an increase in losses, which corporations could carry back 3 years or forward 20 years to reduce taxes owing in current or future years. This would have a negative impact on the average effective tax rate. To the extent that the impact of a decline in the average effective tax rate for sectors with growing losses outweighs the impact of an increase in the average effective tax rate for sectors that continue to record growth in profitability, corporate income tax revenues could be lower than projected.

•	Given the uncertainty surrounding the global economic outlook, commodity prices could be weaker than projected, which would have a negative impact on tax revenues.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. As announced in this Statement, actions will be taken to better align departmental appropriations with spending requirements on an ongoing basis. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated following the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.

Canada’s Total Government Fiscal Performance

Summary
This annex takes a broad look at Canada’s fiscal performance, presenting an analysis for both the federal and provincial-territorial orders of government as well as international comparisons.
Fiscal Performance of Canada’s Federal and Provincial-Territorial Governments
The fiscal situation of the federal and provincial-territorial governments has improved markedly over the past decade.
•	The federal government posted a surplus of $9.6 billion in 2007-08, its 11th consecutive surplus, and is projecting a surplus of $0.8 billion in 2008-09.
•	Provincial-territorial governments posted an aggregate surplus of $11.2 billion in 2007-08, their seventh surplus in the past nine years. For 2008-09, the provincial-territorial sector is forecasting a surplus of $5.8 billion, with 10 of the 13 provinces and territories projecting balanced budgets or better.
•	Ongoing surpluses have enabled a significant reduction in the debt burdens of the federal and provincial-territorial governments, and along with it, a sharp decline in the fiscal resources needed to service public debt.
–	The federal debt-to-GDP (gross domestic product) ratio is expected to fall to 28.5 per cent in 2008-09, a decline of 40 percentage points from its peak in 1995-96. Meanwhile, the provincial-territorial debt-to-GDP ratio is expected to fall to 17.4 per cent in 2008-09, a decline of 11.8 percentage points from its peak in 1999-2000.

–	For 2008-09, it is projected that just 13.2 cents of each federal revenue dollar will be required to service the debt, a decline of more than 24 cents from the peak in 1990-91. For provincial-territorial governments, the ratio has declined to just 7.5 cents per revenue dollar, down almost 7 cents from the most recent peak in 1998-99.
•	The improved fiscal position of the federal government has allowed it to significantly increase cash transfers to the provinces and territories.
–	Federal cash transfers to the provinces and territories have been the fastest-growing component of federal spending over the past nine years, increasing at an average annual rate of 8 per cent. As a result, these transfers have risen to more than 19 per cent of federal spending in 2008-09, their highest level in more than 30 years.

Canada’s Fiscal Performance in an International Context
To enable international comparisons, the Organization for Economic Co-operation and Development (OECD) publishes National Accounts data for the total government sector. For Canada, the figures include the federal, provincial-territorial and local government sectors, as well as the Canada Pension Plan and the Québec Pension Plan. Based on OECD data, Canada’s fiscal position remains strong relative to the other Group of Seven (G7) countries (United States, United Kingdom, France, Germany, Japan and Italy).
•	In 2007 Canada recorded a total government surplus of 1.4 per cent of GDP, and the OECD estimates that Canada will be the only G7 country in surplus in 2008.
•	A small budgetary deficit is forecast for 2009 on a total government basis due to the impact of slower economic growth on government revenues and expenditures.
•	Canada has posted the strongest record on debt reduction in the G7, with the total government net debt-to-GDP ratio falling almost 50 percentage points since 1995.

The federal and provincial-territorial governments have posted a strong fiscal performance over the past decade
•	Both the federal and provincial-territorial governments have posted a strong fiscal track record over the past decade. In 2007–08, the federal government posted a $9.6-billion surplus, its 11th consecutive surplus, while provincial-territorial governments posted an $11.2-billion surplus, their seventh aggregate surplus in the past nine years.
•	For 2008–09, despite the emerging economic weakness, the federal government is projecting a surplus of $0.8 billion, while the provincial-territorial sector is forecasting an aggregate surplus of $5.8 billion, or 0.4 per cent of GDP. This would mark the fifth consecutive year that the aggregate provincial-territorial surplus exceeds the federal surplus.

The federal government and almost all provincial-territorial governments recorded surpluses in 2007-08
•	All but one jurisdiction recorded better-than-expected fiscal results in 2007–08 relative to the forecasts contained in their 2007 budgets, due in large part to higher-than-forecast revenues. The improvements are not limited to resource-rich provinces, as provinces with a large manufacturing base also posted better-than-expected results.
•	When the budgetary surpluses are expressed as a share of GDP, which enables country-wide comparisons that take into account the varying sizes of jurisdictions, more than half of the provinces and territories recorded budgetary surpluses of 1.0 per cent of GDP or more in
2007–08.
•	Ten of the 13 provinces and territories expect at least balanced budgets in 2008–09.

Federal and provincial-territorial debt burdens have declined substantially...
•	The federal and provincial-territorial governments have made significant progress in reducing their debt burdens.
•	The provincial-territorial debt-to-GDP ratio is expected to fall to 17.4 per cent in 2008–09, down from its peak of 29.2 per cent in 1999–2000.
•	The federal debt-to-GDP ratio is expected to fall to 28.5 per cent in 2008–09. Although it is significantly lower than its peak of 68.4 per cent in 1995–96, it remains higher than the provincial-territorial debt-to-GDP ratio.

...resulting in a continued decline in debt charges as a share of total revenues
•	Sound fiscal and monetary policies have helped reduce and keep interest rates low in Canada.
•	Together with a significant reduction in public debt, this means that the federal and provincial-territorial governments are spending less of their revenues on debt-servicing costs.
•	At the peak in 1990–91, 37.6 cents of each federal revenue dollar went to service the federal debt. This ratio is expected to fall to 13.2 cents in 2008–09, the lowest level since the late 1970s.
•	Provincial-territorial governments continue to face much lower debt charges than the federal government. In 2008–09 they are expected to spend 7.5 cents of each revenue dollar on debt-servicing costs, down almost 7 cents from the most recent peak in 1998–99.

Improved federal finances have enabled major investments in cash transfers to the provinces and territories
•	The improvement in its finances has enabled the federal government to significantly increase cash transfers to the provinces and territories.
•	Since 1999–2000, federal cash transfers to provincial and territorial governments have been the fastest-growing component of federal spending, growing at an average annual rate of 8 per cent.
•	As a result, in 2008–09, cash transfers are at an all-time high and have risen to more than 19 per cent of federal spending, their highest level in more than 30 years.
•	These transfers are expected to continue to increase as a share of federal spending in the coming years, reflecting the Government’s policies that restored fiscal balance.

Canada’s fiscal position remains strong relative to other G7 countries
•	International comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and sub-national levels). The OECD produces a complete series of estimates based on this system. These figures facilitate international comparisons by taking into account two important factors: differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among orders of government within countries.
•	In 2007, Canada recorded a total government surplus of 1.4 per cent of GDP, which reflects surpluses at the federal and provincial-territorial-local levels, as well as in the Canada Pension Plan (CPP) and Québec Pension Plan (QPP).
•	For 2008, the OECD estimates that Canada will be the only G7 country to record a total government surplus.

•	Reflecting the deteriorating global economic outlook, budgetary balances in all G7 nations are expected to worsen in 2009. Canada is no exception in this regard, and is projected by the OECD to record a small total government deficit of 1.3 per cent of GDP in 2009. However, Canada’s fiscal position remains strong relative to other G7 countries.
•	The projected deficit for Canada in 2009 should not be confused with the surplus of $0.1 billion forecast for the federal government in 2009–10.
– The OECD projections are presented on a National Accounts basis, which is different from the projections included in this Economic and Fiscal Statement, which are prepared on a Public Accounts basis.

– The OECD projections are on a total government basis and therefore include the projected budgetary balances of provincial-territorial and local governments, as well as the CPP and QPP.

Canada’s debt reduction has been remarkable by international standards
[1]Adjusted to exclude certain government employee pension liabilities to enhance comparability with other countries’ debt measures. Sources: OECD Economic Outlook, No. 84 (November 2008); U.S. Federal Reserve Board, Flow of Funds Accounts of the United States (September 2008); Department of Finance calculations.
•	In 1995, Canada’s total government net debt stood at almost 71 per cent of GDP, the second highest in the G7. Since 2004, Canada has had the lowest ratio of total government net debt to GDP in the G7.
•	The OECD estimates that Canada’s ratio will decrease further to 22.3 per cent in 2008, a decline of almost 50 percentage points from its peak in 1995 and less than half of the average for all G7 countries.

Annex Reduced 2008 Minimum Withdrawal Amount in respect of Registered Retirement Income Funds and Variable Benefits under a Registered Pension Plan

Draft Legislation
     1. (1) The Income Tax Act is amended by adding the following after section 60.02:
Additions to clause 60(l)(v)(B.2) for 2008
     60.021 (1) In determining the amount that may be deducted because of paragraph 60(l) in computing a taxpayer’s income for the 2008 taxation year, clause 60(l)(v)(B.2) shall be read as follows:
          “(B.2) the total of all amounts each of which is
(I) the taxpayer’s eligible amount (within the meaning assigned by subsection 146.3(6.11)) for the year in respect of a registered retirement income fund,
(II) the taxpayer’s eligible RRIF withdrawal amount (within the meaning assigned by subsection 60.021(2)) for the year in respect of a registered retirement income fund, or
(III) the taxpayer’s eligible variable benefit withdrawal amount (within the meaning assigned by subsection 60.021(3)) for the year in respect of an account of the taxpayer under a money purchase provision of a registered pension plan,”
Meaning of eligible RRIF withdrawal amount
     (2) A taxpayer’s eligible RRIF withdrawal amount for a taxation year in respect of a registered retirement income fund under which the taxpayer is the annuitant at the beginning of the taxation year is
(a) except where paragraph (b) applies, the amount determined by the formula
A – B
     where
     A is the lesser of
(i) the total of all amounts included, because of subsection 146.3(5), in computing the income of the taxpayer for the taxation year in respect of amounts received out of or under the fund (other than an amount paid by direct transfer from the fund to another fund or to a registered retirement savings plan), and

(ii) the amount that would, in the absence of subsection 146.3(1.1), be the minimum amount under the fund for the taxation year, and
     B is the minimum amount under the fund for the taxation year; and
     (b) if the taxpayer attained 70 years of age in 2007, nil.
Meaning of eligible variable benefit withdrawal amount
     (3) A taxpayer’s eligible variable benefit withdrawal amount for a taxation year in respect of an account of the taxpayer under a money purchase provision of a registered pension plan is the amount determined by the formula
A – B – C
where
A is the lesser of
(a) the total of all amounts each of which is the amount of a retirement benefit (other than a retirement benefit permissible under any of paragraphs 8506(1)(a) to (e) of the Regulations) paid from the plan in the taxation year in respect of the account and included, because of paragraph 56(1)(a), in computing the taxpayer’s income for the taxation year; and
(b) the amount that would, in the absence of paragraph 8506(7)(b) of the Regulations, be the minimum amount for the account for the taxation year,
B	is the minimum amount for the account for the taxation year, and

C	is the total of all contributions made by the taxpayer under the provision and designated for the purposes of subsection 8506(10) of the Regulations.
     (2) If this Act is assented to after January 30, 2009, amounts paid by a taxpayer, to a registered retirement savings plan or registered retirement income fund under which the taxpayer is the annuitant, during the period that begins on March 2, 2009 and that ends on the day that is 30 days after the day on which this Act is assented to, are deemed for the purpose of paragraph 60(l) of the Income Tax Act to have been made on March 1, 2009, and not when they were actually made, except that the amounts so deemed shall not exceed the total of all amounts each of which is

(a) the taxpayer’s eligible RRIF withdrawal amount for 2008 in respect of a registered retirement income fund, or
(b) the taxpayer’s eligible variable benefit withdrawal amount for 2008 in respect of an account of the taxpayer under a money purchase provision of a registered pension plan.
     2. Section 146.3 of the Act is amended by adding the following after subsection (1):
Adjusted minimum amount for 2008
     (1.1) The minimum amount under a retirement income fund for 2008 is 75 per cent of the amount that would, in the absence of this subsection, be the minimum amount under the fund for the year.
Exceptions
(1.2) Subsection (1.1) does not apply to a retirement income fund
(a) for the purposes of subsections (5.1) and 153(1) and the definition “periodic pension payment” in section 5 of the Income Tax Conventions Interpretation Act, nor
(b) if the individual who was the annuitant under the fund on January 1, 2008 attained 70 years of age in 2007.
     3. (1) Subsection 8506(7) of the Income Tax Regulations and the heading before it are replaced by the following:
Special rules for minimum amount
     (7) The minimum amount for a member’s account under a money purchase provision of a registered pension plan for a calendar year is
(a) nil, if an individual who is either the member or the specified beneficiary of the member for the year in relation to the provision
(i) is alive at the beginning of the year, and
(ii) had not attained 71 years of age at the end of the preceding calendar year; and
(b) if paragraph (a) does not apply and the year is 2008, 75 per cent of the amount that would, in the absence of this subsection, be the minimum amount for the account for the year.

     (2) Section 8506 of the Regulations is amended by adding the following after subsection (8):
Re-contribution — adjusted minimum amount for 2008
     (9) If a contribution made by a member of a registered pension plan and credited to the member’s account under a money purchase provision of the plan complies with the conditions in subsection (10), the contribution
(a) is deemed to have been made in accordance with the plan as registered;
(b) is to be disregarded for the purposes of paragraph (2)(c.1); and
(c) is deemed to be an excluded contribution for the purposes of paragraph 8301(4)(a).
Conditions referred to in subsection (9)
(10) The conditions referred to in subsection (9) are as follows:
(a) the contribution is made in 2008 or within 60 days after the end of 2008 (or within such longer period after the end of the year as is acceptable to the Minister);
(b) the contribution is designated for the purposes of this subsection in a manner acceptable to the Minister; and
(c) the amount of the contribution does not exceed the amount determined by the formula
A – B – C
     where
     A is the lesser of
(i) the total of all amounts each of which is the amount of a retirement benefit (other than a retirement benefit permissible under any of paragraphs (1)(a) to (e)) paid from the plan in 2008 in respect of the account and included, because of paragraph 56(1)(a) of the Act, in computing the taxpayer’s income for the taxation year; and
(ii) the amount that would, in the absence of paragraph (7)(b), be the minimum amount for the account for 2008,
B	is the minimum amount for the account for 2008, and

C	is the total of all other contributions made by the member under the money purchase provision at or before the time of the contribution and designated for the purposes of this subsection.

     (3) If this Act is assented to after January 30, 2009, contributions made by a member of a registered pension plan, and credited to the member’s account under a money purchase provision of the plan, during the period that begins on March 2, 2009 and that ends on the day that is 30 days after the day on which this Act is assented to, are deemed for the purpose of subsection 8506(10) of the Income Tax Regulations, as enacted by subsection (2), to have been made on March 1, 2009, and not when they were actually made, except that the amounts so deemed shall not exceed the amount that would be determined in respect of the account under paragraph 8506(10)(c) of those Regulations, as enacted by subsection (2), if the value of C in the formula in that paragraph were nil.

Explanatory Notes
Clause 1
RRIF and variable benefit minimum amount rules – re-contributions
ITA
60.021
New section 60.021 of the Income Tax Act (the Act) provides rules related to the 25% reduction, for 2008, in the minimum withdrawal amounts required under registered retirement income funds (RRIFs) and variable benefit money purchase registered pension plans (RPPs), as provided for in new subsection 146.3(1.1) of the Act and paragraph 8506(7)(b) of the Income Tax Regulations. The variable benefit rules allow money purchase benefits under an RPP to be provided in the same manner as is permitted under a RRIF, as an alternative to the acquisition of an annuity.
In particular, new section 60.021 provides a deduction for certain 2008 RRIF withdrawals and variable benefit payments that are re-contributed.
ITA
60.021(1)
New subsection 60.021(1) of the Act specifies a special reading of clause 60(l)(v)(B.2) of the Act for 2008. Paragraph 60(l) allows an individual to claim a deduction for qualifying payments to a registered retirement savings plan (RRSP), RRIF or RPP, to offset certain income inclusions, up to the limit set out in subparagraph 60(l)(v). Existing clause 60(l)(v)(B.2) includes for this purpose certain amounts received from a RRIF. Although payments to a RRIF by the annuitant are not generally permitted, subparagraph 146.3(2)(f)(iii) of the Act allows such payments to the extent that they are described in subparagraph 60(l)(v).
New subsection 60.021(1) provides that, for 2008, clause 60(l)(v)(B.2) is to be read as allowing the individual’s eligible RRIF withdrawal amounts and eligible variable benefit withdrawal amounts for the year within the meaning assigned by new subsections 60.021(2) and (3) to be included in the amount determined under that clause. For further detail, readers may refer to the commentary on new subsections 60.021(2) and (3) below.

If the legislation implementing these new measures receives Royal Assent after January 30, 2009, re-contributions made after March 1, 2009 and on or before the day that is 30 days after the legislation implementing these measures receives Royal Assent will be deemed to have been made on March 1, 2009. In effect, this means that re-contributions made pursuant to these new rules will be permitted until the later of March 1, 2009 and 30 days after the legislation implementing these measures receives Royal Assent.
ITA
60.021(2)
New subsection 60.021(2) of the Act describes a taxpayer’s eligible RRIF withdrawal amount for a taxation year in respect of a RRIF under which the taxpayer is the annuitant at the beginning of the taxation year. This provision is relevant for the 2008 taxation year.
In most cases, the taxpayer’s eligible RRIF withdrawal amount is determined, under paragraph 60.021(2)(a), by the formula
A – B
Variable A is the lesser of two amounts. The first amount is the total amounts received in 2008 out of or under the RRIF (other than as a transfer) and included, because of subsection 146.3(5), in computing the taxpayer’s income. The second amount is the minimum amount for the RRIF for 2008, determined without reference to the 25% reduction provided for in new subsection 146.3(1.1).
Variable B is the minimum amount under the RRIF for 2008, determined after taking into account the 25% reduction provided for in new subsection 146.3(1.1).
New paragraph 60.021(2)(b) will, however, apply instead of paragraph (a) for taxpayers who turned 70 years of age in 2007. New paragraph 60.021(2)(b) relates to the change in the RRIF conversion age from 69 years to 71 years introduced in Budget 2007. For taxpayers who turned 70 years of age in 2007, this provision ensures that the effect of the Budget 2007 measures, which reduced the minimum amount for 2008 to nil for such taxpayers and allowed for the re-contribution of excess withdrawals, are preserved.

ITA
60.021(3)
New subsection 60.021(3) of the Act describes a taxpayer’s eligible variable benefit withdrawal amount in respect of an account of the taxpayer under a money purchase provision of an RPP. This provision is relevant for the 2008 taxation year.
The taxpayer’s eligible variable benefit withdrawal amount is determined by the formula
A – B – C
Variable A is the lesser of two amounts. The first amount is, in general terms, the total variable benefit payments received in 2008 from the account and included, because of paragraph 56(1)(a), in computing the taxpayer’s income. The second amount is the minimum amount for the account for 2008, determined without reference to the 25% reduction provided for new paragraph 8506(7)(b) of the Income Tax Regulations (the Regulations).
Variable B is the minimum amount for the account for 2008, determined after taking into account the 25% reduction provided for in new paragraph 8506(7)(b) of the Regulations.
Variable C is the portion of the taxpayer’s excess variable benefit payments under the money purchase provision that have already been re-contributed and designated for this purpose under new subsection 8506(10) of the Regulations. Variable C in effect prevents the taxpayer from re-contributing an excess variable benefit payment to an RRSP or RRIF to the extent that the taxpayer has already re-contributed the amount to the money purchase account.
These amendments apply on Royal Assent.
Clause 2
RRIF minimum amount
ITA
146.3
Section 146.3 of the Act contains the rules governing registered retirement income funds (RRIFs).

ITA
146.3(1.1)
Section 146.3 requires that payments be made each year from a RRIF that are not less than the minimum amount for the RRIF for the year. The minimum amount is defined in subsection 146.3(1), and is generally the fair market value of the fund’s assets at the beginning of the year multiplied by an age-based factor set out in the Income Tax Regulations.
New subsection 146.3(1.1) provides that the minimum amount for a RRIF for 2008 is reduced by 25%.
ITA
146.3(1.2)
New subsection 146.3(1.2) provides that the unreduced minimum amount for 2008 (i.e. before applying the 25% reduction provided for by new subsection 146.3(1.1)) continues to apply for certain limited relieving purposes. Specifically, the unreduced minimum amount will apply for the purposes of
•	the exemption from withholding tax on RRIF withdrawals up to the minimum amount;

•	the spousal attribution rules; and

•	non-resident withholding taxes.
These amendments apply on Royal Assent.
Clause 3
Variable benefit minimum amount
ITR
8506
Section 8506 of the Income Tax Regulations (the Regulations) contains rules that apply to benefits provided under a money purchase provision of a registered pension plan (RPP).
ITR
8506(7)
Paragraph 8506(1)(e.1) of the Regulations permits an RPP to provide, as an alternative to the acquisition of an annuity, retirement benefits to a member under a money purchase provision in the same manner as is permitted under a registered retirement income fund (RRIF). These benefits are referred to as “variable benefits”.

The amount of variable benefits payable each year from a member’s account must not be less than the minimum amount determined in accordance with the rules set out in subsections 8506(5) to (7) of the Regulations. Subsections 8506(5) and (6) provide rules for determining the minimum amount that are similar to the RRIF minimum amount rules. Subsection 8506(7) currently provides an overriding rule that sets the minimum amount at nil for calendar years that end before the member turns 72 years of age.
Subsection 8506(7) is amended to move the existing rule into new paragraph (a), and to provide, in new paragraph (b), that the minimum amount for 2008 is reduced by 25%, consistent with the 25% reduction in the RRIF minimum amount for 2008, as provided for in new subsection 146.3(1.1) of the Income Tax Act (the Act).
This amendment applies on Royal Assent.
ITR
8506(9) and (10)
New subsections 8506(9) and (10) of the Regulations provide rules to allow for the re-contribution of certain variable benefit payments to an RPP in cases where a member has received, in 2008, more than the reduced minimum amount.
New subsection 8506(9) contains provisions that apply to contributions that meet the conditions described in new subsection 8506(10).
•	Paragraph 8506(9)(a) deems the contributions to have been made in accordance with the plan as registered, allowing the member to deduct them.

•	Paragraph 8506(9)(b) provides for the contributions to be disregarded for the purposes of paragraph 8506(2)(c.1) of the Regulations. That paragraph generally prohibits money purchase contributions after the member turns 71 years of age.

•	Paragraph 8506(9)(c) deems the contributions to be excluded contributions for the purposes of paragraph 8301(4)(a) of the Regulations, thus ensuring that they do not give rise to a pension adjustment amount for the member.
New subsection 8506(10) sets out three conditions that a contribution must satisfy for subsection 8506(9) to apply.

First, the contribution must be made in 2008 or within 60 days after the end of 2008 (or within such longer period after the end of the year as is acceptable to the Minister). For this purpose, if the legislation implementing these new measures receives Royal Assent after January 30, 2009, re-contributions made after March 1, 2009 and on or before the day that is 30 days after the legislation implementing these measures receives Royal Assent will be deemed to have been made on March 1, 2009. In effect, this means that re-contributions made pursuant to these new rules will be permitted until the later of March 1, 2009 and 30 days after the legislation implementing these measures receives Royal Assent.
Second, the contribution must be designated for this purpose in a manner acceptable to the Minister.
Finally, the amount of the contribution must not exceed the amount determined by the formula
A –  B – C
Variable A is the lesser of two amounts. The first amount is, in general terms, the total variable benefit payments received in 2008 from the account and included, because of paragraph 56(1)(a) of the Act in computing the member’s income. The second amount is the minimum amount for the account for 2008, determined without reference to the 25% reduction provided for in new paragraph 8506(7)(b) of the Regulations.
Variable B is the minimum amount for the account for 2008, determined after taking into account the 25% reduction provided for in new paragraph 8506(7)(b) of the Regulations.
Variable C is the portion of the member’s excess variable benefit payments under the money purchase provision that have already been re-contributed and designated for this purpose under this subsection.
These amendments apply on Royal Assent.

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